AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 29, 2004
                                                      REGISTRATION NO.333-116130


================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            POST-EFFECTIVE AMENDMENT
                                    NO. 2 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             BELL MICROPRODUCTS INC.
             (Exact name of registrant as specified in its charter)


          CALIFORNIA                                   94-3057566
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
incorporation or organization)

                              1941 Ringwood Avenue
                               San Jose, CA 95131
                                 (408) 451-9400
   (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive offices)
                                 W. DONALD BELL
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             BELL MICROPRODUCTS INC.
                              1941 Ringwood Avenue
                               San Jose, CA 95131
                                 (408) 451-9400
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   Copies to:
                              MELODIE R. ROSE, ESQ.
                            FREDRIKSON & BYRON, P.A.
                       200 SOUTH SECOND STREET, SUITE 4000
                              MINNEAPOLIS, MN 55402
                                 (612) 492-7000
        Approximate date of commencement of proposed sale to the public:
     FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                                  PROPOSED MAXIMUM            PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF        AMOUNT TO BE     OFFERING PRICE PER          AGGREGATE OFFERING              AMOUNT OF
SECURITIES TO BE REGISTERED      REGISTERED           UNIT (1)                     PRICE                  REGISTRATION FEE
---------------------------     -------------    ------------------          ------------------           ----------------
3-3/4% Convertible
  Subordinated  Notes due
  2024                         $  110,000,000           100%                   $ 110,000,000                  $ 13,937(2)
                               --------------    ----------                    -------------                  --------
Common Stock, $0.01 par
  value                            10,038,556(3)         --(3)                            --(3)               $     --(4)
                               ==============    ==========                    =============                  ========

(1) Estimated solely to compute the amount of the registration fee under Rule 457 under the Securities Act of 1933.

(2) Fee paid June 3, 2004.


(3) Represents the number of shares of common stock that are issuable upon conversion of the 3-3/4% Convertible Subordinated Notes due 2024, calculated based on a conversion rate effective on November 19, 2004 of 91.2596 shares per $1,000 principal amount of the notes. Pursuant to Rule 416 under the Securities Act of 1933, we are also registering an indeterminable number of shares of common stock as may be issued from time to time upon conversion of the notes.


(4) Under Rule 457(i) under the Securities Act of 1933, no registration fee is required for these shares because no additional consideration will be received upon conversion of the notes.

                                EXPLANATORY NOTE



      This Post-effective Amendment No. 2 to Form S-3 Registration Statement is primarily being filed to add and update selling securityholder information; no additional securities are being registered hereby.



      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

                SUBJECT TO COMPLETION, DATED NOVEMBER 29, 2004


PROSPECTUS

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                            [BELL MICROPRODUCTS LOGO]

                                  $110,000,000

                 3 3/4% Convertible Subordinated Notes due 2024 and the shares of common stock issuable upon conversion of the notes

                             -----------------------

      We issued the notes in a private placement in March 2004. With this prospectus, the selling securityholders named in this prospectus or in prospectus supplements may offer and sell the notes or the shares of our common stock into which the notes may become convertible. The selling securityholders may offer and sell the notes or the shares of common stock issuable upon conversion of the notices in private transactions at negotiated prices, or in the open market at prevailing market prices. We will not receive any proceeds from this offering.

      We will pay interest on the notes on March 5 and September 5 of each year, beginning on September 5, 2004. The notes will mature on March 5, 2024. The notes are our unsecured subordinated obligations and rank junior in right of payment to all of our existing and future senior indebtedness (which includes all of our existing and any future indebtedness, unless by the terms of the instrument creating or evidencing any such future indebtedness, such future indebtedness is expressly designated equal or junior in right of payment to the notes). The notes are structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.


      Unless we have previously redeemed or purchased the notes, you may convert each $1,000 principal amount of notes into shares of our common stock, subject to adjustments described in this prospectus, at a conversion rate of 91.2596 shares of common stock per $1,000 principal amount of the notes (which is equivalent to a conversion price of approximately $10.958 per share), only under the following circumstances: (1) after the fiscal quarter ending March 31, 2004 and prior to March 5, 2022, at all times after the last trading day of any fiscal quarter in which the closing sale price of our common stock was more than 110% of the then current conversion price for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of such fiscal quarter, (2) on or after March 5, 2022, at all times on or after any date on which the closing sale price of our common stock is more than 110% of the then current conversion price of the notes, (3) if we elect to redeem the notes,
(4) upon the occurrence of specified corporate transactions or significant distributions to holders of our common stock, as described in this prospectus, or (5) subject to certain specified exceptions, during the five consecutive business day period following any five consecutive trading day period in which the average trading price for the notes for such five consecutive trading day period was less than 98% of the average of the closing sale price of our common stock during such five consecutive trading day period multiplied by the then current conversion rate for the notes during that period. Our common stock is quoted on the Nasdaq National Market under the symbol "BELM." The last reported sale price of our common stock on November 19, 2004 was $9.00.


      You may require us to purchase all or a portion of your notes on March 5, 2011, March 5, 2014 or March 5, 2019 or upon the occurrence of a change in control, as described in this prospectus. We will pay the purchase price in cash in an amount equal to 100% of the principal amount of notes being purchased, plus accrued and unpaid interest to, but excluding, the date of purchase.

      We may redeem all or a portion of the notes for cash at any time on or after March 5, 2009 and before March 5, 2011, at a redemption price of $1,000 per $1,000 principal amount of notes, plus accrued and unpaid interest, if any, to the redemption date, if the closing price of our common stock has exceeded 130% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the mailing date of the corresponding redemption notice. We may redeem all or a portion of the notes for cash at any time on or after March 5, 2011 at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

      The notes are not listed on or included in, and we do not intend to list the notes on or include the notes in, any securities exchange or automated quotation system.

      INVESTING IN THE NOTES INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THEE SECURITIES OR PASSED UPON THE ADEQUACY OF ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is __________, 2004.

                                TABLE OF CONTENTS

                                                                                                        PAGE
                                                                                                        ----
SUMMARY..........................................................................................         1
RISK FACTORS.....................................................................................         7
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS................................................        15
USE OF PROCEEDS..................................................................................        16
SELLING SHAREHOLDERS.............................................................................        16
PLAN OF DISTRIBUTION.............................................................................        20
DESCRIPTION OF NOTES.............................................................................        22
DESCRIPTION OF CAPITAL STOCK.....................................................................        39
U.S. FEDERAL INCOME TAX CONSIDERATIONS...........................................................        41
LEGAL MATTERS....................................................................................        47
EXPERTS..........................................................................................        47
WHERE YOU CAN FIND MORE INFORMATION..............................................................        47
INFORMATION INCORPORATED BY REFERENCE............................................................        47

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH ADDITIONAL OR DIFFERENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS OR ANY DOCUMENTS INCORPORATED BY REFERENCE IS ACCURATE ONLY AS OF THE DATE ON THE FRONT COVER OF THE APPLICABLE DOCUMENT. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

                                     SUMMARY

This summary does not contain all of the information that you should consider before investing in our notes and the underlying common stock. You should read the entire prospectus and the information incorporated by reference in this prospectus carefully, including "Risk Factors" and the financial data and related notes incorporated by reference, before making an investment decision.

                             BELL MICROPRODUCTS INC.

      We are one of the world's largest data storage-centric value-added distributors of and a specialist in data storage products and solutions. Our concentration on data storage systems and products allows us to provide greater technical expertise to our customers, form strategic relationships with key manufacturers and provide complete data storage solutions to our customers at many levels of integration. We offer a wide range of data storage products as well as semiconductors, computer platforms and software and peripherals. Our data storage products include:

      -     high-end computer and data storage subsystems;

      -     Fibre Channel connectivity products;

      -     complete data storage systems such as data storage area networks
            (SAN), network attached data storage (NAS) and direct attached data storage (DAS);

      -     data storage management software;

      -     disk, tape and optical drives; and

      -     a broad selection of value-added services.

      We market and distribute more than 130 brand name product lines, as well as our own Rorke Data data storage and Markvision memory modules. Our customers are principally original equipment manufacturers (OEMs), contract electronic manufacturers (CEMs), value-added resellers (VARs) and system integrators in North America, Latin America and Europe.

      Traditionally, manufacturers have sold data storage, semiconductor and computer products directly to end users and through both direct and indirect distribution channels. The use of distribution channels is growing rapidly as manufacturers focus on core activities such as product design, development and marketing and begin to divest or outsource other functions. The growth of the indirect channel reflects the need for manufacturers to increasingly use distributors for servicing OEMs, VARs, CEMs and system integrators. Customers are also driving the trend toward indirect distribution due to the value-added services that distributors often provide. The rapid growth of data storage requirements and the need for sophisticated networked data storage systems, such as NAS and SAN, have also increased enterprise customers' dependence on value-added service suppliers that can design, integrate, service and support their data storage needs.

      We serve the growing data storage needs of our large customer base by providing a broad line of products from leading data storage vendors. We have developed valued relationships with these vendors in all the significant segments of the enterprise data storage market. In data storage component products, we have relationships with leading companies such as Hitachi, Maxtor, Seagate, and more recently, Western Digital. We are a leading provider of data storage interconnect products, including Fibre Channel products, from companies such as Brocade, Emulex, Qlogic, and McData. We are also a major distributor of data storage management software from key software vendors including Veritas and Legato. In addition, we have developed relationships with several leading data storage systems suppliers including EMC, Hitachi Data Systems, HP, IBM, LSI Logic, StorageTek and others. Today, we believe we are viewed as a leading data storage specialist in our industry, and we are one of the largest data storage distributors in North America, Latin America and Europe.

      We provide additional value for our customers by offering services and solutions to complement, enhance and integrate our product offerings. We believe that given the increasing complexity of data storage solutions, our ability to offer value-added services is critical for implementing data storage solutions and addressing opportunities in the data storage market. Within our solutions business, we have grown our capabilities to include:

      - design, consultation, installation, training and on-site service programs for our data storage systems and NAS and SAN solutions;

      -     customization and integration of data storage subsystems; and

      - other services such as semiconductor device programming, special labeling, disk drive image duplication, firmware modification, software downloading and hardware modification.

      Trained and certified technical personnel complete each of these processes at our ISO 9002 facilities in the United States and the United Kingdom. Many of these services are provided by specialized business units, such as Rorke Data and Total Tec. Our Rorke Data business unit integrates standard products for our Rorke Data brand data storage products and also performs custom design and configuration to meet the special needs of customers that cannot be served by industry-standard product offerings. Our Total Tec business unit designs and implements comprehensive enterprise computing and data storage solutions focused on data availability, reliability, performance, scalability and manageability. In the United Kingdom, we have developed our proprietary LDI software licensing system, which facilitates the sale and administration of software licenses and leverages successful partnerships with Legato, Microsoft, Veritas and others, and received the Editor's Choice award in the fourth quarter of 2003 from Computer Reseller News, a VNU business publication. Through organic growth and acquisitions, we have added significant strategic relationships and service offerings to our portfolio. As a result, our solution sales have grown from $114 million in 1999 to over $1.1 billion in 2003.

      We believe our comprehensive product and value-added service offerings have given us a competitive advantage in international markets. We have a large geographic footprint, with 59% of our revenues in 2003 generated from operations outside the United States. Our international and domestic offices provide both local and global solutions that address the needs of established multinationals and emerging local companies. In Europe, we are headquartered in the United Kingdom and have operations in seven countries on the continent. In the Americas, we maintain sales offices in various metropolitan areas, including subsidiaries in Canada and Latin America. Globally, we employ over 1,200 people. In addition to our sales offices, we have 11 warehouses and six facilities from which we service our global customer base.

      Historically, a significant portion of our growth has resulted from selective acquisitions that complement our operations. Our acquisitions have accelerated our expansion into the solutions business, which typically has higher margins. Since our initial public offering in 1993, we have grown from $125.3 million in revenue to approximately $2.2 billion in the year ended December 31, 2003.

      We were incorporated in California in 1987. Our principal executive offices are located at 1941 Ringwood Avenue, San Jose, California 95131. Our telephone number is (408) 451-9400.

                                  THE OFFERING

      The following is a brief summary of certain terms of the notes offered for resale in this prospectus. For a more complete description of the terms of the notes, see "Description of Notes" in this prospectus.

SECURITIES OFFERED                $110,000,000 aggregate principal amount of
                                  3 3/4% convertible Subordinated Notes due
                                  2024. 10,038,556 shares of common stock
                                  issuable upon conversion of the notes.

MATURITY OF NOTES                 March 5, 2024.

INTEREST ON NOTES                 3 3/4% per year on the principal amount,
                                  payable semi-annually on March 5 and September
                                  5, beginning on September 5, 2004.

CONVERSION RIGHTS OF NOTES        Unless we have previously redeemed or
                                  purchased the notes, you have the right, at your option, to convert your notes, in whole or in part, into shares of our common stock at any time on or prior to the close of business on the maturity date, subject to adjustments described in this prospectus, at a conversion rate of 91.2596 shares of common stock per $1,000 principal amount of notes (which is equivalent to a conversion price of approximately $10.958 per share), under any of the following circumstances:

                                  - after the fiscal quarter ending March 31, 2004 and prior to March 5, 2022, at all times after the last trading day of any fiscal quarter in which the closing sale price of our common stock was more than 110% of the then current conversion price for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of such fiscal quarter;

                                  -    on or after March 5, 2022, at all times
                                       on or after any date on which the closing sale price of our common stock is more than 110% of the then current conversion price of the notes;

                                  -    until the close of business on the
                                       business day prior to the redemption date if we elect to redeem the notes;

                                  -    upon the occurrence of specified
                                       corporate transactions or significant
                                       distributions to holders of our common
                                       stock, as described in this prospectus;
                                       or

                                  - during the five consecutive business day period following any five consecutive trading day period in which the average trading price for the notes for such five consecutive trading day period was less than 98% of the average of the closing sale price of our common stock during such five consecutive trading day period multiplied by the then current conversion rate for the notes during that period, as described in more detail under "Description of Notes - Conversion Upon Satisfaction of Trading Price Condition." The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued interest. Upon conversion, you will not receive any payment representing accrued interest, subject to certain exceptions. See "Description of Notes - Conversion Rights."

SINKING FUND FOR NOTES            None.

PROVISIONAL REDEMPTION OF
NOTES BY BELL MICROPRODUCTS       We may redeem all or a portion of the notes
                                  for cash at any time on or after March 5, 2009 and before March 5, 2011, at a redemption price of $1,000 per $1,000 principal amount of notes, plus accrued and unpaid interest, if any, to the redemption date, if the closing price of our common stock has exceeded 130% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the mailing date of the corresponding redemption notice. See
                                  "Description of Notes - Provisional
                                  Redemption."

OPTIONAL REDEMPTION OF
NOTES BY BELL MICROPRODUCTS       We may not redeem the notes prior to March 5,
                                  2011, except as provided under "Description of Notes - Provisional Redemption." We may redeem all or a portion of the notes for cash at any time on or after March 5, 2011 upon at least
                                  20 days' but not more than 60 days' notice by mail to holders of notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. See "Description of Notes - Optional
                                  Redemption."

PURCHASE OF NOTES AT OPTION
OF HOLDERS                        You may require us to purchase for cash all or
                                  a portion of your notes on March 5, 2011, March 5, 2014 or March 5, 2019 at a purchase price equal to 100% of the principal amount of the notes being purchased, plus accrued and unpaid interest to, but excluding, the purchase date. See "Description of Notes -
                                  Purchase at Option of Holders."

CHANGE IN CONTROL                 Upon a change in control, you may require us
                                  to purchase for cash all or a portion of your notes at a purchase price equal to 100% of the principal amount of the notes being purchased, plus accrued and unpaid interest, if any, on such notes to, but excluding, the purchase date. See "Description of Notes - Purchase at
                                  Option of Holders Upon a Change in Control."

RANKING The notes are our unsecured subordinated obligations and rank junior in right of payment to all of our existing and future senior indebtedness (which includes all of our existing and any future indebtedness, unless by the terms of the instrument creating or evidencing any such future indebtedness, such future indebtedness is expressly designated equal or junior in right of payment to the notes). The notes are structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.


                                  As of September 30, 2004, we had $62.16
                                  million of senior indebtedness outstanding, and as of that same date our subsidiaries had approximately $301.48 million of indebtedness and other liabilities (excluding inter-company liabilities) outstanding.


DTC ELIGIBILITY                   The notes are issued in fully registered
                                  book-entry form and are represented by one or more permanent global notes without coupons.
                                  The global notes are deposited with the
                                  trustee as a custodian for DTC and are
                                  registered in the name of Cede & Co., DTC's nominee. Beneficial interests in global notes are shown on, and transfers thereof are effected only through, records maintained by DTC and its direct and indirect participants, and your interest in any global note may not be exchanged for certificated notes, except in limited circumstances described in this prospectus. See "Description of Notes - Global
                                  Notes; Book-Entry; Form."

TRADING The notes are not listed on or included in, and we do not intend to list the notes on or include the notes in, any national securities exchange or automated quotation system. Our common stock is traded on the Nasdaq National Market under the symbol "BELM."

USE OF PROCEEDS                   We will not receive any of the proceeds from
                                  the selling securityholders' sale of the notes or shares of common stock issuable upon conversion of the notes. See "Use of Proceeds."

RISK FACTORS                      The securities offered under this prospectus
                                  involve a high degree of risk. See "Risk
                                  Factors" and other information in this
                                  prospectus for a discussion of factors you should consider carefully before deciding to invest in the notes.

                       RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges for each of the periods indicated is as follows:


                                                            YEAR ENDED                     NINE MONTHS ENDED
                                                           DECEMBER 31,                       SEPTEMBER 30,
                                            ------------------------------------------     -----------------
                                            1999   2000   2001   2002   2003   2003(1)     2004     2004(1)
                                            ----   ----  -----   ----   ----   ----        ----     ----
Ratio of earnings to fixed charges(2)       3.32   2.85    --     --      --    --         1.74     1.70


(1) The information presented in this column is pro forma information, which assumes the issuance of $110,000,000 of our 3-3/4% convertible subordinates notes due 2024 occurred effective January 1, 2003, and the application of a portion of the net proceeds from this issuance to retire approximately $106,000,000 of our existing indebtedness effective January 1, 2003.

(2) For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we estimate to be representative of interest. On an actual basis, for the fiscal years ended December 31, 2001, 2002 and 2003, earnings, as defined, were not sufficient to cover fixed charges by $34,358,000, $9,666,000 and $5,143,000, respectively. On a pro forma basis for the year ended December 31, 2003, earnings, as defined, were not sufficient to cover fixed charges by $3,111,000.

                                  RISK FACTORS

      Investing in the notes involves a high degree of risk. You should consider the following risk factors, as well as other information contained or incorporated by reference in this prospectus before investing in the notes and the underlying common stock If any of these risks occur, our business could suffer. The risks and uncertainties described may not be the only ones we face; additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

                          RISKS RELATED TO OUR BUSINESS

OUR QUARTERLY OPERATING RESULTS ARE VOLATILE AND MAY CAUSE OUR STOCK PRICE TO FLUCTUATE.

      Our future revenues and operating results are likely to vary significantly from quarter to quarter due to a number of factors, many of which are outside our control. Accordingly, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of future performance. It is possible that in some future periods our operating results will be below the expectations of public market analysts and investors. In this event, the price of our stock will likely decline. Factors that may cause our revenues, gross margins and operating results to fluctuate include:

      -     the loss of key manufacturers or customers;

      -     heightened price competition;

      -     problems incurred in managing inventories;

      -     a change in the product mix sold by us;

      - customer demand (including the timing of purchases from significant customers);

      -     changing global economic conditions;

      -     our ability to manage credit risk and collect accounts receivable;

      -     our ability to manage foreign currency exposure;

      - availability of product and adequate credit lines from manufacturers; and

      -     the timing of expenditures in anticipation of increased sales.

      Due primarily to manufacturer rebate programs and increased sales volumes near the end of each quarter, a larger portion of our gross profit has historically been reflected in the third month of each quarter than in each of the first two months of such quarter. If we do not receive products from manufacturers or complete sales in a timely manner at the end of a quarter, or if rebate programs and marketing development funds are changed or discontinued, our operating results in a particular quarter could suffer.

      As a result of intense price competition, we have narrow gross profit margins. These narrow margins magnify the impact of variations in sales and operating costs on our operating results. Because our sales in any given quarter depend substantially on sales booked in the third month of the quarter, a decrease in such sales is likely to adversely and disproportionately affect our quarterly operating results. This is because our expense levels are partially based on our expectations of future sales, and we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Due to our narrow margins and our limited ability to quickly adjust costs, any shortfall in sales in relation to our quarterly expectations will likely have an adverse impact on our quarterly operating results.

WE RELY ON A RELATIVELY SMALL NUMBER OF KEY MANUFACTURERS FOR PRODUCTS THAT MAKE UP A SIGNIFICANT PORTION OF OUR NET SALES AND THE LOSS OF A RELATIONSHIP WITH A KEY MANUFACTURER COULD HAVE AN ADVERSE EFFECT ON OUR NET SALES.

      We receive a significant portion of our net sales from products we purchase from a relatively small number of key manufacturers. In each of 2002 and 2003, five key manufacturers provided products that represented 49% and 53%, respectively, of our net sales. We believe that products from a relatively small number of manufacturers will continue to account for a significant portion of our net sales for the foreseeable future, and the portion of our net sales from products purchased from such manufacturers could continue to increase in the future. These key manufacturers have a variety of distributors to choose from and therefore can make substantial demands on us. In addition, our standard distribution agreement allows the manufacturer to terminate its relationship with us on short notice. Our ability to maintain strong relationships with our key manufacturers, both domestically and internationally, is essential to our future performance. The loss of a relationship with a key manufacturer could have an adverse effect on our net sales.

      In addition, the downturn in the economy in general, and in the technology sector of the economy in particular, has led to increased consolidation among our manufacturers and may result in some manufacturers exiting the industry. Further, manufacturers have been consolidating the number of distributors they use. These events could negatively impact our relationships with our key manufacturers and may have an adverse effect on our net sales.

WE OPERATE IN AN INDUSTRY WITH CONTINUAL PRICING AND MARGIN PRESSURE.

      The nature of our industry and our business is highly price-competitive. There are several distributors of products similar to ours in each of the markets in which we operate. As a result, we face pricing and margin pressure on a continual basis. Additionally, the mix of products we sell also affects overall margins. If we increase revenue from products that are more widely distributed, these products may carry lower gross margins that can reduce our overall gross profit percentage. There can also be a negative impact on gross margins from factors such as freight costs and foreign exchange exposure. These factors, alone or in combination, can have a negative impact on our gross profit percentage.

THE FAILURE OF OUR KEY SUPPLIERS TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES IN OUR INDUSTRY AND TO SUCCESSFULLY DEVELOP NEW PRODUCTS COULD CAUSE OUR SALES TO DECLINE AND OUR REVENUES TO DECREASE.

      Our ability to generate increased revenues depends significantly upon the ability and willingness of our suppliers to develop new products on a timely basis in response to rapid technological changes in our industry. Our suppliers must commit significant resources each time they develop a product. If they do not invest in the development of new products, then sales of our products to our customers may decline and our revenues may decrease. The ability and willingness of our suppliers to develop new products is based upon a number of factors beyond our control.

THE DOWNTURN IN INFORMATION TECHNOLOGY SPENDING MAY CAUSE REDUCED DEMAND FOR OUR PRODUCTS AND A DECLINE IN OUR NET SALES AND GROSS MARGINS DUE TO PRICE COMPETITION AND DECREASED SALES VOLUMES.

      Since late 2000, large enterprises throughout the global economy have significantly reduced their spending on information technology products, which has had a continuing negative effect on the demand for our products. We cannot predict the depth or duration of this downturn in spending, and if it grows more severe or continues for a long period of time, our ability to increase or maintain our operating results may be impaired. This downturn in spending may result in a decline in our net sales and gross margins due to decreased sales volumes and price competition.

OUR INVENTORY MAY DECLINE IN VALUE DUE TO INVENTORY SURPLUS, PRICE REDUCTIONS OR TECHNICAL OBSOLESCENCE THAT COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

      The value of our inventory may decline as a result of surplus inventory, price reductions or technological obsolescence. Our distribution agreements typically provide us with only limited price protection and inventory return rights. In addition, we purchase significant amounts of inventory under contracts that do not provide any inventory return rights or price protection. Without price protection or inventory return rights for our inventory purchases, we bear the sole risk of obsolescence and price reductions. Even when we have price protection and inventory return rights, there can be no guarantee we will be able to return the products to the manufacturer or to collect refunds for those products in a timely manner, if at all.

SUPPLY SHORTAGES COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

      We are dependent on the supply of products from our vendors. Our industry is characterized by periods of product shortages due to vendors' difficulty in projecting demand. When such shortages occur, we typically receive an allocation of product from the vendor. There can be no assurance that vendors will be able to maintain an adequate supply of products to fulfill all of our customers' orders on a timely basis. If we are unable to enter into and maintain satisfactory distribution arrangements with leading vendors and an adequate supply of products, we may be late in shipping products, causing our customers to purchase products from our competitors which could adversely affect our net sales, operating results and customer relationships.

THE AGREEMENTS GOVERNING OUR EXISTING DEBT CONTAIN VARIOUS COVENANTS THAT LIMIT OUR ABILITY TO OPERATE OUR BUSINESS.

      The agreements governing our revolving lines of credit and our 9% senior subordinated notes contain various restrictive covenants that, among other things, require us to comply with or maintain certain financial tests and ratios and limit our ability to operate our business. If we do not comply with the covenants contained in the agreements governing our revolving lines of credit and our 9% senior subordinated notes, our lenders may demand immediate repayment of amounts outstanding. Our ability to comply with our debt obligations will depend upon our future operating performance, which may be affected by prevailing economic conditions and financial, business and other factors described in our filings with the SEC, many of which factors are beyond our control. If we are unable to meet our debt obligations we may be forced to adopt one or more strategies such as reducing or delaying capital expenditures or otherwise slowing our growth strategies, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. We do not know whether any of these actions could be effected on satisfactory terms, if at all.

IF WE DO NOT REDUCE AND CONTROL OUR OPERATING EXPENSES, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY IN OUR INDUSTRY.

      Our strategy involves, to a substantial degree, increasing revenues while at the same time reducing and controlling operating expenses. In furtherance of this strategy, we have engaged in ongoing, company-wide efficiency activities intended to increase productivity and reduce costs. These activities have included significant personnel reductions, reduction or elimination of non-personnel expenses, realigning and streamlining operations and consolidating business lines. We cannot assure you that our efforts will result in the increased profitability, cost savings or other benefits that we expect. Moreover, our cost reduction efforts may adversely affect the effectiveness of our financial and operational controls, our ability to distribute our products in required volumes to meet customer demand and may result in disruptions that affect our products and customer service.

OUR ABILITY TO OPERATE EFFECTIVELY COULD BE IMPAIRED IF WE WERE TO LOSE THE SERVICES OF KEY PERSONNEL, OR IF WE ARE UNABLE TO RECRUIT QUALIFIED MANAGERS AND KEY PERSONNEL IN THE FUTURE.

      Our success largely depends on the continued service of our management team and key personnel. If one or more of these individuals, particularly W. Donald Bell, our Chairman, Chief Executive Officer and President, were to resign or otherwise terminate their employment with us, we could experience a loss of sales and vendor relationships and diversion of management resources.

      Competition for skilled employees is intense and there can be no assurance that we will be able to recruit and retain such personnel. If we are unable to retain our existing managers and employees or hire and integrate new management and employees, we could suffer material adverse effects on our business, operating results and financial condition.

OUR INTERNATIONAL OPERATIONS SUBJECT US TO RISKS WHICH MAY HURT OUR
PROFITABILITY.

      Our international revenues represented 59% of our revenues in 2003, and 56% of our revenues in 2002. We believe that international sales will represent a substantial and increasing portion of our net sales for the foreseeable future. Our international operations are subject to a number of risks, including:

      -     fluctuations in currency exchange rates;

      -     political and economic instability;

      -     longer payment cycles and unpredictable sales cycles;

      -     difficulty in staffing and managing foreign operations;

      - import and export license requirements, tariffs, taxes and other trade barriers; and

      - the burden of complying with a wide variety of foreign laws, treaties and technical standards and changes in those regulations.

      The majority of our revenues and expenditures in our foreign subsidiaries are transacted in the local currency of the country where the subsidiary operates. For each of our foreign subsidiaries, the local currency is also the functional currency. Fluctuations in currency exchange rates could cause our products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. To the extent our revenues and expenses are denominated in currencies other than U.S. dollars, gains and losses on the conversion to U.S. dollars may contribute to fluctuations in our operating results. In addition, we have experienced foreign currency remeasurement gains and losses because a significant amount of our foreign subsidiaries' remeasurable net assets and liabilities are denominated in U.S. dollars rather than the subsidiaries' functional currency. As we continue to expand globally and the amount of our foreign subsidiaries' U.S. dollar or non-functional currency denominated remeasurable net asset or liability position increases, our potential for fluctuations in foreign currency remeasurement gains and losses will increase. We have in the past, and expect in the future, to enter into hedging arrangements and enter into local currency borrowing facilities to reduce this exposure, but these arrangements may not be adequate.

OUR INABILITY TO EFFECTIVELY MANAGE OUR ACCOUNTS RECEIVABLE COULD HAVE A SIGNIFICANT NEGATIVE IMPACT ON OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND LIQUIDITY.

      A significant portion of our working capital consists of accounts receivable from customers. If customers responsible for a significant percentage of our accounts receivable were to become insolvent or otherwise unable to pay for products and services, or were to become unwilling or unable to make payments in a timely manner, our operating results and financial condition could be adversely affected. If the current economic downturn becomes more pronounced or lasts longer than currently expected, it could have an adverse effect on the servicing of these accounts receivable, which could result in longer payment cycles, increased collection costs and defaults in excess of management's expectations. A significant deterioration in our ability to collect on accounts receivable could also impact the cost or availability of financing. Further, our revolving lines of credit enable us to borrow funds for operations based on our levels of accounts receivable and inventory and the agreement governing our 9% senior subordinated notes restricts the amount of additional debt we can incur based on our levels of accounts receivable and inventory. If our accounts receivable and inventories are not at adequate levels, we may face liquidity problems in operating our business.

IF WE ARE UNABLE TO EFFECTIVELY COMPETE IN OUR INDUSTRY, OUR OPERATING RESULTS MAY SUFFER.

      The markets in which we compete are intensely competitive. As a result, we will face a variety of significant challenges, including rapid technological advances, price erosion, changing customer preferences and evolving industry standards. Our competitors continue to offer products with improved price and performance characteristics, and we will have to do the same to remain competitive. Increased competition could result in significant price competition, reduced revenues, lower profit margins or loss of market share, any of which would have a material adverse effect on our business. We cannot be certain that we will be able to compete successfully in the future.

      We compete for customer relationships with numerous local, regional, national and international distributors. We also compete for customer relationships with manufacturers, including some of our manufacturers and customers. We believe our most significant competition for customers seeking both products and services arises from Arrow Electronics, Avnet and European value-added distributors including IN Technology, Magirus and ECT Best'Ware. We believe our most significant competition for customers seeking only products arises from Ingram Micro, Tech Data and Synnex. We also compete with regionalized distributors in North America, Europe and Latin America who use their localized knowledge and expertise as a competitive advantage. Competition for customers is based on product line breadth, depth and availability, competitive pricing, customer service, technical expertise, value-added services and e-commerce capabilities. While we believe we compete favorably with respect to these factors, some of our competitors have superior brand recognition and greater financial resources than we do. If we are unable to successfully compete, our operating results may suffer.

      We also compete with other distributors for relationships with manufacturers. In recent years, a growing number of manufacturers have begun consolidating the number of distributors they use. This consolidation will likely result in fewer manufacturers in our industry. As a result of this consolidation we may lose existing relationships with manufacturers. In addition, manufacturers have established and may continue to establish cooperative relationships with other manufacturers and data storage solution providers. These cooperative relationships may enable manufacturers to offer comprehensive solutions that compete with those we offer and the manufacturers may have greater resources to devote to internal sales and marketing efforts. If we are unable to maintain our existing relationships with manufacturers and establish new relationships, it could harm our competitive position and adversely affect our operating results.

IF WE ARE UNABLE TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGE, OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION MAY SUFFER.

      Many of the products we sell are used in the manufacture or configuration of a wide variety of electronic products. These products are characterized by rapid technological change, short product life cycles and intense competition and pricing pressures. Our continued success depends upon our ability to continue to identify new vendors and product lines that achieve market acceptance, identify emerging technologies, develop technological expertise in these technologies and continually develop and maintain relationships with industry leaders. If we are unsuccessful in our efforts, our results of operations and financial condition may suffer.

FAILURE TO IDENTIFY ACQUISITION OPPORTUNITIES AND INTEGRATE ACQUIRED BUSINESSES INTO OUR OPERATIONS SUCCESSFULLY COULD REDUCE OUR REVENUES AND PROFITS AND MAY LIMIT OUR GROWTH.

      An important part of our growth has been the acquisition of complementary businesses. We may choose to continue this strategy in the future. Our identification of suitable acquisition candidates involves risks inherent in assessing the value, strengths, weaknesses, overall risks and profitability of acquisition candidates. We may be unable to identify suitable acquisition candidates. If we do not make suitable acquisitions, we may find it more difficult to realize our growth objectives.

      The process of integrating new businesses into our operations, including our recently completed acquisitions, poses numerous risks, including:

      - an inability to assimilate acquired operations, information systems, and internal control systems and products;

      -     diversion of management's attention;

      - difficulties and uncertainties in transitioning the business relationships from the acquired entity to us; and

      -     the loss of key employees of acquired companies.

      In addition, future acquisitions by us may be dilutive to our shareholders, cause us to incur additional indebtedness and large one-time expenses or create goodwill or other intangible assets that could result in significant amortization expense. If we spend significant funds or incur additional debt, our ability to obtain necessary financing may decline and we may be more vulnerable to economic downturns and competitive pressures. We cannot guarantee that we will be able to successfully complete any acquisitions, that we will be able to finance acquisitions or that we will realize any anticipated benefits from acquisitions that we complete.

IF WE CANNOT EFFECTIVELY MANAGE OUR GROWTH, OUR BUSINESS MAY SUFFER.

      Our growth since our initial public offering in 1993 has placed, and continues to place, a significant strain on our management, financial, operational, technical, sales and administrative resources. We intend to continue to grow by increasing our sales efforts and completing strategic acquisitions. To effectively manage our growth, we must, among other things:

      - engage, train and manage a larger sales force and additional service personnel;

      -     expand the geographic coverage of our sales force;

      -     expand our information systems;

      - identify and successfully integrate acquired businesses into our operations; and

      -     enforce appropriate financial and administrative control procedures.

      Any failure to effectively manage our growth may cause our business to suffer and our stock price to decline.

                           RISKS RELATED TO THE NOTES

THE PRICE OF OUR COMMON STOCK, AND CONSEQUENTLY THE TRADING PRICE OF THE NOTES, MAY FLUCTUATE SIGNIFICANTLY.

      The trading price of our common stock has been and may continue to be subject to large fluctuations and, therefore, the trading price of the notes may fluctuate significantly, which may result in losses to investors. Our stock price may increase or decrease in response to a number of events and factors, including:

      -     our perceived prospects;

      - variations in our operating results and whether we have achieved our key business targets;

      -     changes in, or our failure to meet, earnings estimates;

      -     changes in securities analysts' buy/sell recommendations;

      - differences between our reported results and those expected by investors and securities analysts;

      -     announcements of new contracts by us or our competitors;

      - market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; and

      -     general economic, political or stock market conditions.

      In addition, the stock markets in general, including the Nasdaq National Market, recently have experienced extreme price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performances. These broad market fluctuations may adversely affect the market prices of the notes and our common stock. In addition, the existence of the notes may encourage short selling in our common stock by market participants because the conversion of the notes could depress the price of our common stock.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS MAY ADVERSELY AFFECT OUR CASH FLOW.

      As a result of the issuance of the notes, our leverage and debt service obligations may increase. There is the possibility that we may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due.

         Our substantial leverage could have significant negative consequences, including:

      - increasing our vulnerability to general adverse economic and industry conditions;

      -     increasing our exposure to fluctuating interest rates;

      - restricting our credit with our manufacturers which would limit our ability to purchase inventory;

      -     limiting our ability to obtain additional financing;

      - requiring the dedication of a portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

      - limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

      - placing us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources.

      We are not restricted under the indenture governing the notes from incurring additional debt in the future. We may also incur additional debt under our revolving lines of credit. If new debt is added to our current levels, our leverage and our debt service obligations would increase and the related risks described above could intensify.

THE NOTES ARE SUBORDINATED, AND HOLDERS OF SENIOR INDEBTEDNESS WILL BE PAID BEFORE HOLDERS OF THE NOTES ARE PAID.


      The notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. In addition, we may incur new indebtedness, which may be senior to the indebtedness represented by the notes. We are not prohibited from incurring debt, including indebtedness secured by our assets, under the indenture. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all of our secured indebtedness and other senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. As of September 30, 2004, we had $62.16 million of senior indebtedness outstanding. See "Description of Notes - Subordination of Notes."


OUR INDEBTEDNESS IS STRUCTURALLY SUBORDINATED TO THE LIABILITY OF OUR SUBSIDIARIES.


      We operate a substantial part of our business through our subsidiaries. Our cash flow and ability to service our indebtedness, including the notes, will depend, in part, upon the cash flow of our subsidiaries and payments of funds by those subsidiaries to us in the form of repayment of loans, dividends or otherwise. These subsidiaries are separate and distinct legal entities with no legal obligation to pay any amounts due on the notes or to make funds available therefore. In addition, our subsidiaries may become parties to financing arrangements that contain limitations on the ability of our subsidiaries to pay dividends or to make loans or advances to us or otherwise make cash flow available to us. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. If we or our subsidiaries incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. As of September 30, 2004, our subsidiaries had approximately $301.48 million of indebtedness and other liabilities (excluding intercompany liabilities) outstanding.


WE MAY NOT HAVE THE ABILITY TO PURCHASE THE NOTES.

      Upon the occurrence of a change in control, we would be required under the indenture governing the notes to purchase all outstanding notes tendered to us by the holders of such notes. In addition, you may require us to purchase your notes on March 5, 2011, March 5, 2014 or March 5, 2019. We cannot assure you that we will have sufficient financial resources, or will be able to arrange financing, to pay the purchase price for all notes tendered by the holders and the terms of our existing indebtedness and any of our future or other credit agreements may restrict our ability to make such payments. If we are prohibited from purchasing the notes, or we fail to purchase the notes when required, an event of default would occur under the indenture. The occurrence of an event of default under the indenture could lead to the acceleration of all amounts outstanding on the notes, and may also trigger cross-default provisions, resulting in the acceleration of our other indebtedness. These events in turn could materially and adversely affect our share price as well as our ability to continue our operations. For more information, see "Description of Notes - Purchase at Option of Holders" and "Description of Notes - Purchase at Option of Holders Upon a Change in Control."

THE NOTES ARE NOT PROTECTED BY RESTRICTIVE COVENANTS.

      The indenture governing the notes does not contain any financial or operating controls or restrictions on the payment of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. For example, the indenture does not restrict our ability in the future to enter into additional credit facilities that may be secured and accordingly effectively senior to the notes. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a change in control involving us, except to the extent described under "Description of Notes."

THERE IS NO PUBLIC MARKET FOR THE NOTES, AND A MARKET FOR THE NOTES MAY NOT DEVELOP.

      There is no established public trading market for the notes. We do not intend to apply for listing of the notes on any securities exchange or other stock market. At the time of initial issuance of the notes in March 2004, the initial purchasers advised us that they intended to make a market in the notes. However, the initial purchasers are not obligated to make a market and may discontinue this market-making activity at any time without notice. In addition, market-making activity by the initial purchasers will be subject to the limits imposed by the Securities Act and the Exchange Act. As a result, a market for the notes may not develop or be maintained. If an active market for the notes fails to develop or to be sustained, the trading price of the notes could decline significantly.

THE CONDITIONAL CONVERSION FEATURE OF THE NOTES COULD RESULT IN YOU RECEIVING LESS THAN THE VALUE OF THE SHARES INTO WHICH THE NOTES ARE CONVERTIBLE.

      The notes are convertible into shares only if specified conditions are met. If the specified conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the shares into which the notes would otherwise be convertible.

THE NOTES MAY NOT BE RATED OR MAY RECEIVE A LOWER RATING THAN ANTICIPATED.

      We believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock would be harmed.

WE DO NOT ANTICIPATE DECLARING ANY CASH DIVIDENDS ON OUR COMMON STOCK.

      We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business. In addition, our debt agreements prohibit the payment of cash dividends or other distributions on any of our capital stock except dividends payable in additional shares of capital stock.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus (including information incorporated or deemed incorporated by reference herein) contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act") and the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the PSLRA, and we are including this statement for purposes of complying with these safe harbor provisions. Forward-looking statements are those involving future events and future results that are based on our current expectations, estimates, forecasts, and projects as well as the current beliefs and assumptions of our management. Words such as "outlook," "believes," "expects," "appears," "may," "will," "should," "anticipates" or the negative thereof or comparable terminology, are intended to identify such forward looking statements. Any statement that is not a historical fact, including estimates, projections, future trends and the outcome of events that have not yet occurred, is a forward-looking statement. Forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore actual results may differ materially and adversely from those expressed in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors" and in our reports filings with the SEC. Many of such factors related to events and circumstances that are beyond our control. You should not place undue reliance on forward-looking statements.

      Market data used or incorporated by reference in this prospectus, including information relating to our relative position in the data storage and data storage-centric value-added distribution industries, is based on independent industry sources, other publicly available information and the good faith estimates of our management. Although we believe that such sources are reliable, the accuracy and completeness of such information is not guaranteed and may not have been independently verified.

                                 USE OF PROCEEDS

      We will not receive any of the proceeds from the selling securityholders' sale of the notes or shares of our common stock issuable upon conversion of the notes.

                              SELLING SHAREHOLDERS

      The following table presents the name of each selling securityholder and the principal amount of notes and number of shares of common stock that each selling securityholder may offer under this prospectus. In March 2004, the notes were originally issued by us and sold by the initial purchasers in transactions exempt from the registration requirements of the Securities Act. To our knowledge, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.


      Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all securities beneficially owned. The principal amounts of notes provided in the table below are based on information provided to us by each of the selling securityholders as of November 19, 2004. The number of shares of common stock that may be sold is calculated based on the current conversion rate of 91.2596 shares of common stock per $1,000 principal amount in notes. With the exception of the holders noted in the table below, if each selling securityholder named below converted all of its notes, each would own less than 1% of our outstanding common stock. The percentage of common stock outstanding is calculated based on 28,450,091 shares of our common stock outstanding as of November 19, 2004.


      Since the selling securityholders provided this information, each of them may have sold, transferred or otherwise disposed of all or a portion of their notes in a transaction exempt from the registration requirements of the Securities Act. The information in this table assumes that holders of the securities do not beneficially own any shares of our common stock other than common stock into which the notes are convertible. Information concerning additional selling securityholders not identified in this prospectus shall be set forth in post-effective amendments. Transferees, successors and donees of selling stockholders identified in this prospectus may be named in supplements to this prospectus. In addition, the conversion rate, and therefore the number of shares of our common stock issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease.



                                                          PRINCIPAL                        SHARES OF       PERCENTAGE OF
                                                          AMOUNT OF       PERCENTAGE      COMMON STOCK        COMMON
                                                         NOTES THAT        OF NOTES       THAT MAY BE          STOCK
             NAME OF BENEFICIAL OWNER                    MAY BE SOLD     OUTSTANDING        SOLD(1)        OUTSTANDING(2)
---------------------------------------------------     ------------     -----------      ------------     --------------
Arbitex Master Fund, L.P.(3)                              7,000,000         6.4%            638,817            2.2%

BNP Paribas Equity Strategies, SNC(6)                        920,000          *               83,959             *
BP Amoco PLC Master Trust(4)                                 819,000          *               74,742             *
CALAMOS(R) Market Neutral Fund - CALAMOS(R) Investment
   Trust(5)                                                1,500,000         1.4%            136,889             *
Cass Capital Management, LLC                                 200,000          *               18,252             *
Cass Capital ND Portfolio                                     50,000          *                4,563             *
Cooper Neff Convertible Strategies (Cayman) Master
   Fund, LP(6)                                               970,000          *               88,522             *
Deutsche Bank Securities Inc.(7)                         10,0000,000         9.1%            912,596            3.1%
Family Service Life Insurance Company(8)                     200,000          *               18,252             *
Fidelity Financial Trust:
   Fidelity Convertible Securities Fund(9)                 3,000,000         2.7%            273,779            1.0%
Guardian Life Insurance Company(8)                         6,300,000         5.7%            574,935            2.0%
Guardian Pension Trust(8)                                    450,000          *               41,067             *
Hotel Union and Hotel Industry of Hawaii Pension
   Plan(4)                                                   220,000          *               20,077             *
Institutional Benchmark Master Fund Ltd.
   c/o Alexandra Investment Management(10)                 5,000,000         4.5%            456,298            1.6%
Institutional Benchmark Master Fund Ltd.
   c/o SSI Investment Management(4)                        1,002,000          *               91,442             *
Lionheart Aurora Fund Limited                                450,000          *               41,067             *
Lionheart Global Appreciation Fund Limited                 2,325,000         2.1%            212,179             *
Lionheart Titan Fund Limited                                 225,000          *               20,533             *
Lyxor/Convertible Arbitrage Fund Limited(6)                  165,000          *               15,058             *
Merrill Lynch, Pierce, Fenner & Smith, Inc.(7)             3,245,000         3.0%            296,137            1.0%
Park Avenue Life Insurance Co.(8)                             50,000          *                4,563             *
Pioneer High Yield Fund(11)                               37,100,000        33.7%          3,385,731           10.6%
Pioneer High Yield VCT Portfolio(11)                         400,000          *               36,504             *
Pioneer U.S. High Yield Corp. Bond Sub Fund(11)            3,800,000         3.5%            346,786            1.2%
S.A.C. Arbitrage Fund, LLC(12)                             1,750,000         1.6%            159,704             *
Silverback Master, Ltd.(13)                                3,000,000         2.7%            273,779            1.0%
Singlehedge US Convertible Arbitrage Fund(6)                 257,000          *               23,454             *
Sphinx Convertible Arb Fund SPC c/o SSI
   Investment Management(4)                                  662,000          *               60,414             *
SSI Blended Market Neutral L.P.(4)                           440,000          *               40,154             *
SSI Hedged Convertible Market Neutral L.P.(4)                585,000          *               53,387             *
Sturgeon Limited(6)                                          188,000          *               17,157             *
Sunrise Partners Limited Partnership(14)                   3,050,000         2.8%            278,342            1.0%
Value Line Convertible Fund, Inc.(15)                        200,000          *               18,252             *
VanEck Worldwide
   Absolute Return Fund                                      125,000          *               11,407             *
Viacom Inc. Pension Plan Master Trust(4)                      22,000          *                2,008             *
Other selling securityholders(16)                         14,330,000        13.0%          1,307,750            4.4%
Donees of selling securityholders(17)                             --          *                   --             *
TOTAL SECURITIES THAT MAY BE SOLD:                      $110,000,000         100%         10,038,556           26.1%

-------------
* Less than 1%.

(1) The numbers in this column include the notes held by each beneficial owner, as converted to shares of our common stock at the current conversion rate of 91.2596 shares of common stock per $1,000 principal amount of notes. However, this conversion rate is subject to adjustment as described under "Description of Notes-Conversion of Notes." As a result, the amount of common stock issuable upon conversion of the notes in the future may increase or decrease.


(2) Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 28,450,019 shares of common stock outstanding as of November 19, 2004. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's notes. However, we did not assume the conversion of any other holder's notes.

(3) This selling securityholder has represented that it is an affiliate of a registered broker-dealer. See the "Plan of Distribution" for required disclosure on this selling securityholder. Messrs. Clark Hunt and Jonathan Bren share voting and dispositive power over these securities.


(4) Mr. John Gottfurcht, Mr. George Douglas and Ms. Amy Jo Gottfurcht shares voting and dispositive control over these securities. Pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b) thereunder, this selling securityholder may also be deemed to be the beneficial owner of all or a portion of securities that are beneficially owned by other selling securityholders that are denoted by this footnote (4) in the selling securityholder table.

(5) Mr. Nick Calamos has sole voting and dispositive power over these securities.

(6) Mr. Christian Menestrier, Chief Executive Officer of CooperNeff Advisors, Inc., has sole voting and dispositive power over these securities. Pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b) thereunder, this selling securityholder may be deemed to be the beneficial owner of all or a portion of securities that are beneficially owned by other selling securityholders that are denoted by this footnote (6) in the selling securityholder table.

(7) This selling securityholder has identified itself as a registered broker-dealer and, accordingly, may be deemed to be an underwriter of these securities. See the "Plan of Distribution" for required disclosure on this selling securityholder.

 (8) This selling securityholder has represented that it is an affiliate of a registered broker-dealer. See the "Plan of Distribution" for required disclosure on this selling securityholder. Mr. John Murphy has sole voting and dispositive power over these securities. Pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b) thereunder, this selling securityholder may also be deemed to be the beneficial owner of all or a portion of securities that are beneficially owned by other selling securityholders that are denoted by this footnote
     (8) in the selling securityholder table.

 (9) This selling securityholder has identified itself as a registered investment fund and is advised by Fidelity Management & Research Company ("FMR Co."), a registered investment adviser and wholly-owned subsidiary of FMR Corp. FMR Co. is the beneficial owner of 3,806,642 shares of our Common Stock, which are not being offered hereby and represent 13.4% of our outstanding Common Stock, as an investment adviser to various investment companies. Edward C. Johnson 3d (Chairman of FMR Corp.), FMR Corp. and the securityholder each has sole power to dispose of securities held by the securityholder, but they do not have sole power to vote or direct the vote, which power resides with a Board of Trustees. The securityholder is an affiliate of a broker-dealer. See the "Plan of Distribution" for required disclosure on this securityholder.

(10) Alexandra Investment Management, LLC, a Delaware limited liability company ("Alexandra"), serves as investment adviser to Institutional Benchmark Master Fund Ltd. By reason of such relationship, Alexandra may be deemed to share dispositive power or investment control over the securities. Alexandra disclaims beneficial ownership of such securities. Messrs. Mikhail A. Filimonov ("Filimonov") and Dimitri Sogoloff ("Sogoloff") are managing members of Alexandra, and, by reason of such relationships, may be deemed to share dispositive power or investment control over the securities. Filimonov and Sogoloff disclaim beneficial ownership of such securities.

(11) Pioneer Investment Management, Inc. ("PIM"), as an investment advisor, has or shares voting and dispositive power over these securities. PIM is owned by Pioneer Investment Management USA Inc., which is owned by Pioneer Global Asset Management S.p.A., an Italian company owned by UniCredito Italiano S.p.A., a publicly traded Italian bank. Pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b) thereunder, this selling securityholder may also be deemed to be the beneficial owner of all or a portion of securities that are beneficially owned by other selling securityholders that are denoted by this footnote
     (11) in the selling securityholder table.

(12) This securityholder also holds 157,903 shares of our common stock, which are not being offered hereby and represents less than 1% of our outstanding common stock. Mr. Steven A. Cohen has sole voting and dispositive authority over these securities. Mr. Cohen disclaims beneficial ownership over these securities.

(13) Mr. Elliot Bossen has sole voting and dispositive power over these securities.

(14) This securityholder also holds 32,514 shares of our common stock, which are not being offered hereby and represents less than 1% of our outstanding common stock. This selling securityholder has represented that it is an affiliate of a registered broker and, accordingly, may be deemed to be an underwriter of these securities. See the "Plan of Distribution" for required disclosure on this securityholder. Mr. S. Donald Sussman has sole voting and dispositive power over the securities.

(15) This selling securityholder has represented that it is an affiliate of a registered broker. See the "Plan of Distribution" for required disclosure on this selling securityholder.

(16) Other selling securityholders will not be able to use this prospectus unless they are added to this prospectus by post-effective amendment.


(17) Includes securities received from selling securityholders after the effective date of the registration statement. Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

                              PLAN OF DISTRIBUTION

      We are registering the notes, and shares of our common stock issuable upon conversion of the notes, on behalf of the selling securityholders. The selling securityholders acquired their notes from the initial purchasers who purchased the notes from us in March 2004. This prospectus covers the resale of the selling securityholders' notes and the shares of common stock that we will issue if and when their notes are converted. The selling securityholders are bound by a registration rights agreement with us. To our knowledge, the selling securityholders have not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the sale of the securities covered by this prospectus.

      The selling securityholders may offer and sell notes or shares from time to time. In addition, a selling securityholder's donees, pledgees, transferees and other successors in interest may sell notes or shares received from a selling securityholder after the date of this prospectus as a gift, pledge, partnership distribution or other transfer. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The securities covered by this prospectus may be sold from time to time directly by the selling securityholders or through underwriters, broker-dealers or agents. If the securities are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agent's commissions.

      The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Sales may be in transactions, which may involve block transactions, as follows:

      - on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

      -     in the over-the-counter market;

      - in transactions other than on an exchange or quotation service or in the over-the-counter market; or

      -     through the writing of options.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

      In connection with sales of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the securities covered by this prospectus and deliver such securities to close out these short positions, or loan or pledge registered securities to broker-dealers that in turn may sell them. The selling securityholders may also engage in similar transactions. In addition, securityholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 or Rule 144A under the Securities Act rather than under this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

      Transactions under this prospectus may or may not involve brokers or dealers. The selling securityholders may sell securities directly to purchasers or to or through broker-dealers, who may act as agents or principals. Broker-dealers engaged by the selling securityholders may arrange for other broker-dealers to participate in selling securities. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling securityholders in amounts to be negotiated in connection with the sale. Broker-dealers or agents may also receive compensation in the form of discounts, concessions or commissions from the purchasers of securities for whom the broker-dealers may act as agents or to whom they sell as principal, or both. This compensation as to a particular broker-dealer might exceed customary commissions.

      Each selling securityholder that is an affiliate of a registered broker-dealer has represented to us that it purchased the securities in the ordinary course of business and that at the time of such purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute such securities.

      The selling securityholders and any participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with sales of securities covered by this prospectus. As a result, any commission, discount or concession received by a broker-dealer and any profit on the resale of securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because selling securityholders may be deemed to be underwriters within the meaning of the Securities Act, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.


      To our knowledge, based upon information provided to us by selling securityholders, the only selling securityholders who are registered broker dealers are Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith, Inc. As such, they are deemed to be underwriters of the notes and the underlying common stock within the meaning of the Securities Act. We do not have a material relationship with any of these broker-dealers and none of these broker-dealers has the right to designate or nominate a member or members of the board of directors. These securityholders purchased their notes in the open market, not directly from us, and we are not aware of any underwriting plan or agreement, underwriters' or dealers' compensation, or passive market-making or stabilization transactions involving the purchase or distribution of these securities by these securityholders. To our knowledge, none of the selling securityholders who are affiliates of broker-dealers purchased the notes outside of the ordinary course of business or, at the time of the purchase of the notes, had any agreement or understanding, directly or indirectly, with any person to distribute the securities.


      The selling securityholders and any other person participating in a distribution of the notes or our common stock will be subject to the Exchange Act. The rules under the Exchange Act include Regulation M, which limits the timing of purchases and sales of the securities by participants in a distribution. In addition, Regulation M restricts the ability of any person engaged in a distribution to engage in market-making activities for the notes and common stock being distributed for a period of up to five business days before the distribution starts. This may affect the marketability of the notes and the shares and the ability of any person or entity to engage in market-making activities in the notes and shares. Each selling securityholder agreed that it will comply with Regulation M in connection with the securities cover by this prospectus.

      We will use our best efforts to keep this shelf registration statement effective until the earliest of:

      -     March 5, 2006;

      - the date when all of the registrable securities have been transferred pursuant to this shelf registration statement;

      - the date when the holders of the notes and common stock issuable upon conversion of the notes are able to sell such securities immediately without regard to the volume limitation provisions of Rule 144 under the Securities Act, or any successor provision, subject to permitted exceptions; and

      - the date when all of the notes and the shares of our common stock issuable upon conversion of the notes have ceased to be outstanding (whether as a result of repurchase and cancellation, conversion or otherwise).

      We are permitted to suspend the use of this prospectus for up to a total of 45 days in any three-month period or a total of 90 days in any twelve-month period under circumstances relating to pending corporate developments, public filings with the SEC and similar events.

      We have agreed to pay the expenses of registering the notes and the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. The selling securityholders must pay all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any selling securityholder.

      We and the selling securityholders have agreed to indemnify each other and other related parties against specified liabilities, including liabilities arising under the Securities Act. The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of securities against liabilities, including liabilities arising under the Securities Act.

      Our common stock is listed on the NASDAQ National Market under the symbol "BELM." We do not intend to apply for the listing of the notes on any securities exchange or for quotation through the NASDAQ National Market. Accordingly, we cannot assure you that the notes will be liquid or that any trading for the notes will develop.

                              DESCRIPTION OF NOTES

      The notes were issued under an indenture between us and Wells Fargo Bank, National Association, as trustee. The terms of the notes include those provided in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

      The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as a holder of the notes. A copy of the form indenture and registration rights agreement are listed as exhibits to the registration statement in connection with this prospectus.

      Terms not defined in this description have the meanings given to them in the indenture. In this section, the words "we," "us," "our" or "Bell Microproducts" means Bell Microproducts Inc., but do not include any current or future subsidiary of Bell Microproducts Inc.

GENERAL

      The notes:

      -     are our unsecured subordinated obligations;

      - rank junior in right of payment to all of our existing and future senior indebtedness; and

      - are structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

      As of September 30, 2004, we had $62.16 million of senior indebtedness outstanding, and as of that same date our subsidiaries had approximately $301.48 million of indebtedness and other liabilities (excluding intercompany liabilities) outstanding.


      The notes are convertible, subject to certain conditions, into our common stock as described under "-- Conversion Rights." The notes will mature on March 5, 2024. The notes were issued in denominations of $1,000 and multiples of $1,000.

      We may redeem the notes at any time on or after March 5, 2009 and before March 5, 2011 as described under "-- Provisional Redemption" below and at any time on or after March 5, 2011 as described under "-- Optional Redemption" below. In the event of a change in control of Bell Microproducts, holders may require us to purchase their notes as described under "-- Purchase at Option of Holders Upon a Change in Control." In addition, holders may require us to purchase their notes on March 5, 2011, March 5, 2014 or March 5, 2019 in the manner described under "-- Purchase at Option of Holders."

      The notes bear interest at the rate of 3 3/4% per year from March 5, 2004. Interest is payable semi-annually in arrears on March 5 and September 5 of each year, commencing September 5, 2004, to holders of record at the close of business on the preceding February 20 and August 20, respectively. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the maturity, conversion, redemption or purchase by us at the option of the holder upon a change of control, interest will cease to accrue on the notes under the terms of and subject to the conditions of the indenture.

      Principal is payable, and the notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York, New York.

      The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of our securities or the incurrence by us or our subsidiaries of indebtedness. The indenture also does not contain any covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction or a change in control of Bell Microproducts, except to the extent described under "-- Purchase at Option of Holders Upon a Change in Control."

      The notes and the common stock issuable upon conversion of the notes may not be sold or otherwise transferred except in compliance with the provisions set forth below under "Notice to Investors."

CONVERSION RIGHTS

      The initial conversion rate is 91.2596, which is equal to the number of shares per $1,000 principal amount of notes into which the notes are initially convertible, subject to adjustment as specified below. The initial conversion rate is equivalent to an initial conversion price of approximately $10.958 per share. The conversion price applicable at any time is equal to the $1,000 principal amount of notes divided by the then effective conversion rate. Unless we have previously redeemed or purchased the notes, you will have the right to convert any portion of the principal amount of any note that is an integral multiple of $1,000 into shares of our common stock at any time on or prior to the close of business on the maturity date only under the following circumstances:

      - after the fiscal quarter ending March 31, 2004 and prior to March 5, 2022, at all times after the last trading day of any fiscal quarter in which the closing sale price of our common stock was more than 110% of the then current conversion price for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of such fiscal quarter;

      - on or after March 5, 2022, at all times on or after any date on which the closing sale price of our common stock is more than 110% of the then current conversion price of the notes;

      - until the close of business on the business day prior to the redemption date if we elect to redeem the notes;

      - if we distribute to all or substantially all holders of our common stock rights, options or warrants entitling them to purchase common stock at less than the closing sale price of our common stock on the day preceding the declaration for such distribution;

      - if we distribute to all or substantially all holders of our common stock cash, assets, debt securities or capital stock, which distribution has a per share value as determined by our board of directors exceeding 10% of the closing sale price of our common stock on the day preceding the declaration for such distribution;

      - upon the occurrence of specified corporate transactions described below; or

      - during the five consecutive business day period following any five consecutive trading day period in which the average trading price for the notes for such five consecutive trading day period was less than 98% of the average of the closing sale price of our common stock during such five consecutive trading day period multiplied by the then current conversion rate for the notes during that period, as described in more detail below in "-- Conversion Upon Satisfaction of Trading Price Condition;" we refer to this condition as the "trading price condition."

In the case of the fourth and fifth bullet points above, we must notify holders of notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. In the case of a distribution identified in the fourth and fifth bullet points above, the ability of a holder of notes to convert would not be triggered if the holder may participate in the distribution without converting.

      In addition to the above, if:

      - we are party to a consolidation, merger or binding share exchange pursuant to which all or substantially all of our common stock would be converted into cash, securities or other property;

      - a change in control (as defined below under "-- Purchase at Option of the Holders Upon a Change in Control") occurs; or

      - an event occurs that would have been a change in control but for the existence of one of the change in control exceptions under "-- Purchase at Option of Holders Upon a Change in Control,"

then you may surrender notes for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which all or substantially all of our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into our common stock will be changed into a right to convert the notes into the kind and amount of cash, securities or other property that the holder would have received if the holder had converted its notes immediately prior to the transaction. If the transaction also constitutes a "change in control," as defined below, the holder can require us to purchase all or a portion of its notes as described under "-- Purchase at Option of Holders Upon a Change in Control." If you have exercised your right to require us to purchase your notes as described under "-- Purchase at Option of Holders Upon a

Change in Control," you may convert your notes into our common stock only if you withdraw your change in control purchase notice and convert your notes prior to the close of business on the business day immediately preceding the applicable purchase date.

CONVERSION UPON SATISFACTION OF TRADING PRICE CONDITION

      You may surrender your notes for conversion into our common stock prior to maturity during the five business day period after any five consecutive trading day period in which the average of the "trading price" per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for such five trading day period was less than 98% of the product of the average of the closing sale price of our common stock and the then current conversion rate (the "trading price condition"); provided that if on the date of any conversion pursuant to the trading price condition the closing sale price of our common stock is greater than or equal to the then current conversion price and less than or equal to 110% of the then current conversion price, then you will receive common stock with a value equal to the principal amount of your notes ("principal value conversion"). Any common stock delivered upon a principal value conversion will be valued at the greater of the conversion price on the conversion date and the applicable share price (as defined below) as of the conversion date. The conversion agent initially will be the trustee.

      The "trading price" of the notes on any date of determination means the average of the secondary market bid quotations per note obtained by the trustee for $2,500,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers we select, which may include the initial purchasers, provided that if at least two such bids cannot reasonably be obtained by the trustee, but one such bid can reasonably be obtained by the trustee, this one bid will be used. If the trustee cannot reasonably obtain at least one bid for $2,500,000 principal amount of the notes from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will be deemed to be less than 98% of the applicable conversion rate of the notes multiplied by the sale price of our common stock on such determination date. The "applicable share price" shall mean the average of the closing sale prices of our common stock over the five trading day period starting the third trading day following the conversion date of the notes.

      The trustee will determine the trading price of the notes upon our request. We will have no obligation to make that request unless a holder of notes provides us with reasonable evidence that the trading price of the notes may be less than 98% of the average sale price of our common stock multiplied by the applicable conversion rate for the applicable period. If a holder provides such evidence, we will instruct the trustee to determine the trading price of the notes for the applicable period.

GENERAL CONVERSION PROVISIONS AND PROCEDURES

      You may convert all or part of any note by delivering the note at the Corporate Trust Office of the trustee in the Borough of Manhattan, The City of New York, accompanied by a duly signed and completed conversion notice, a copy of which may be obtained from the trustee. The conversion date will be the date on which the note and the duly signed and completed conversion notice are so delivered.

      As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of our common stock issuable upon conversion, together with payment in lieu of any fraction of a share. The certificate will then be sent by the trustee to the conversion agent for delivery to the holder. The shares of our common stock issuable upon conversion of the notes will be fully paid and nonassessable and will rank equally with the other shares of our common stock.

      No payment or adjustment for any dividends in respect of our common stock will be made upon conversion. Holders of our common stock issued upon conversion will not be entitled to receive any dividends payable to holders of our common stock as of any record time or date before the close of business on the conversion date. We will not issue fractional shares upon conversion. Instead, we will pay cash based on the market price of our common stock at the close of business on the conversion date.

      You will not be required to pay any transfer, stamp or similar taxes or duties relating to the issue or delivery of our common stock on conversion, but will be required to pay tax with respect to cash received in lieu of fractional shares and any transfer, stamp or similar taxes and duties relating to any transfer involved in the issue or delivery of our common stock in a name other than yours. Certificates representing shares of our common stock will not be issued or delivered unless all such taxes and duties, if any, payable by you have been paid.

      Except as set forth below, we will not make any payment or other adjustment for accrued interest on the notes. If you submit your notes for conversion between a record date and the opening of business on the next interest payment date (except (1) for notes or portions of notes called for redemption or subject to purchase following a change in control on a redemption date or on a purchase date, as the case may be, with such date occurring during the period from the close of business on a record date and ending on the opening of business on the fifth business date after the interest payment date or (2) if you submit your notes for conversion between the record date for the final interest payment and the opening of business on the final interest payment date), you must pay funds equal to the interest payable on the principal amount being converted unless a default exists at the time of conversion. As a result of the foregoing provisions, if one of the exceptions described in the preceding sentence does not apply and you surrender your notes for conversion on a date that is not an interest payment date, you will not receive any interest for the period from the interest payment date next preceding the date of conversion or for any later period.

      The initial conversion rate set forth on the cover page of this prospectus, will be adjusted for certain future events, including:

      1. the issuance of our common stock as a dividend or distribution on our common stock;

      2.    certain subdivisions and combinations of our common stock;

      3. the issuance to all holders of our common stock of certain rights or warrants to purchase our common stock or securities convertible into our common stock for a period of not more than 60 days at less than, or having a conversion price per share less than, the current market price of our common stock;

      4. the dividend or other distribution to all holders of our common stock of cash, property or securities (including shares of our capital stock), other than our common stock, but excluding those rights and warrants referred to in clause (3) above; and

      5. the purchase of our common stock pursuant to a tender offer or exchange offer made by us or any of our subsidiaries.

      We will not make any adjustments if holders of notes may participate in the transactions described above without converting their notes.

      In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, as described in clause (4) above, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

      Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion rate will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

      In the case of:

      - any reclassification or change of our common stock (other than changes resulting from changes in par value or as a result of a subdivision or combination);

      -     a consolidation, merger or combination involving us;

      - a sale or conveyance to another corporation of all or substantially all of our property and assets; or

      -     any statutory share exchange;

in each case, as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such reclassification or change of our common stock, consolidation, merger, combination, sale, conveyance or statutory share exchange had such notes been converted into our common stock immediately prior to such reclassification, change, consolidation, merger, combination, sale, conveyance or statutory share exchange. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

      In addition, the indenture provides that upon conversion of the notes, the holders of such notes will receive, in addition to the shares of common stock issuable upon such conversion, the rights related to such common stock pursuant to any future stockholder rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there shall not be any adjustment to the conversion rate as a result of:

      -     the issuance of the rights;

      -     the distribution of separate certificates representing the rights;

      - the exercise or redemption of such rights in accordance with any rights agreement; or

      -     the termination or invalidation of the rights.

      If a taxable distribution to holders of our common stock or other event occurs which results in any adjustment of the conversion rate, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of common stock. See "U.S. Federal Tax Considerations."

      We may from time to time, to the extent permitted by law, increase the conversion rate of the notes by any amount for any period of at least 20 days. In that case, we will give at least 15 days' notice of such increase. We may, but are under no obligation to, make such increases in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes. See "U.S. Federal Tax Considerations."

PROVISIONAL REDEMPTION

      On or after March 5, 2009 and before March 5, 2011, we will be entitled to redeem all or a portion of the notes on at least 20 but not more than 60 days' notice to the holders of the notes, at a redemption price equal to $1,000 per $1,000 principal amount of notes to be redeemed, plus accrued and unpaid interest, if any, up to, but not including, the redemption date, only if the closing price of our common stock has exceeded 130% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the provisional redemption notice. However, if a redemption date is after a record date but on or prior to an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date and the redemption price shall not include such interest payment.

      If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate. If any notes are to be redeemed in part only, a new note or notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's notes is selected for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

OPTIONAL REDEMPTION

      Prior to March 5, 2011, the notes will not be redeemable at our option except as provided above under "-- Provisional Redemption." Beginning March 5, 2011, we may redeem the notes for cash at any time as a whole, or from time to time in part, at a redemption price equal to 100% of the principal amount of notes being redeemed, plus the accrued and unpaid interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest will be paid to the record holder on the relevant record date. We will give at least 20 days' but not more than 60 days' notice of redemption by mail to holders of notes. Notes or portions of notes called for redemption will be convertible by the holder until the close of business on the business day prior to the redemption date.

      If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes in principal amount equal to the unredeemed principal portion thereof. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be taken from the portion selected for redemption.

PURCHASE AT OPTION OF HOLDERS

      You have the right to require us to purchase your notes for cash on March 5, 2011, March 5, 2014 and March 5, 2019. We will be required to purchase any outstanding note for which you deliver a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the purchase date. If a purchase notice is given and withdrawn during that period, we will not be obligated to purchase the notes or portion of notes listed in the notice. Our purchase obligation will be subject to certain additional conditions.

      The purchase price payable for a note will be equal to 100% of its principal amount, plus accrued and unpaid interest to, but excluding, the purchase date.

      Your right to require us to purchase notes is exercisable by delivering a written purchase notice to the paying agent within 20 business days of the purchase date until the close of business on the purchase date. The paying agent initially will be the trustee.

      The purchase notice must state:

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

      - if certificated notes have been issued, the note certificate numbers (or, if your notes are not certificated, your purchase notice must comply with appropriate DTC procedures);

      - the portion of the principal amount of notes to be purchased, which must be in $1,000 multiples; and

      - that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

      You may withdraw any written purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the purchase date. The withdrawal notice must state:

      -     the principal amount of the withdrawn notes;

      - if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

      - the principal amount, if any, which remains subject to the purchase notice.

      We must give notice of an upcoming purchase date to all note holders not less than 20 business days prior to the purchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to purchase their notes.

      Payment of the purchase price for a note for which a purchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made promptly following the later of the purchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money or securities sufficient to pay the purchase price of the note on the business day following the purchase date, then, on and after such date:

      -     the note will cease to be outstanding;

      -     interest will cease to accrue; and

      -     all other rights of the holder will terminate.

      This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent, and all other rights of the note holder will terminate, other than the right to receive the purchase price upon delivery of the note.

      Our ability to purchase notes with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to purchase any outstanding note on a purchase date, we may not have sufficient funds to pay the purchase price on that purchase date. If we fail to purchase the notes when required, this failure will constitute an event of default under the indenture. See "Risk Factors - We may not have the ability to purchase the notes."

      We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act.

PURCHASE AT OPTION OF HOLDERS UPON A CHANGE IN CONTROL

      If a change in control occurs as set forth below, each holder of notes will have the right to require us to purchase all of such holder's notes, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is 30 days after the date we give notice of the change in control at a purchase price equal to 100% of the principal amount of the notes to be purchased, together with interest accrued and unpaid to, but excluding, the purchase date; provided that, if, such purchase date falls after a record date for any interest payment but on or before the related interest payment date, then the interest payable on such date shall be paid to the holder of record of the notes on the relevant record date.

      Within 10 days after the occurrence of a change in control, we are required to give notice to all holders of record of notes, as provided in the indenture, of the occurrence of the change in control and of their resulting purchase right. We must also deliver a copy of our notice to the trustee. In order to exercise the purchase right, a holder of notes must deliver, on or before the close of business on the business day before the change of control purchase date referenced in the preceding paragraph, written notice to the trustee of the holder's exercise of its purchase right, together with the notes with respect to which the right is being exercised.

      Under the indenture, a "change in control" of Bell Microproducts, or any successor entity who is subject to the terms of the indenture, will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:

      - the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger (except a merger involving Bell Microproducts described in the following paragraph) or other acquisition transaction or series of transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans;

      - our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

            1. any transaction (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and (B) pursuant to which holders of our capital stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction;

            2. any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity; or

            3. any merger or consolidation where all of the consideration (excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights) consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the notes become convertible solely into such common stock;

      - during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors (together with any new directors whose election to our board of directors, or whose nomination for election by our stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease to constitute a majority of our board of directors then in office; or

      - our stockholders pass a resolution approving a plan of liquidation or dissolution.

      Beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term "person" includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

      Rule 13e-4 under the Exchange Act requires the dissemination of information to security holders if an issuer tender offer occurs and may apply if the purchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

      We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be cancelled promptly.

      Our ability to repurchase notes upon the occurrence of a change in control is subject to important limitations. The occurrence of a change in control could cause a mandatory prepayment or an event of default under, or be prohibited or limited by, our future indebtedness. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the purchase price for all the notes that might be delivered by holders of notes seeking to exercise the purchase right. Any failure by us to purchase the notes when required following a change in control would result in an event of default under the indenture. Any such default may, in turn, cause a default under existing or future indebtedness.

SUBORDINATION OF NOTES

      The payment of principal of and interest (including liquidated damages, if any) on the notes is subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents) of all senior indebtedness whether outstanding on the date of the indenture or thereafter incurred. The notes also are structurally subordinated to all indebtedness and other liabilities, including trade payables, but excluding intercompany liabilities, of our subsidiaries.

      In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to Bell Microproducts or to its assets, or any liquidation, dissolution or other winding-up of Bell Microproducts, whether voluntary or involuntary, or any assignment for the benefit of creditors or other marshaling of assets or liabilities of Bell Microproducts, except in connection with the consolidation or merger of Bell Microproducts or its liquidation or dissolution following the conveyance, transfer or lease of its properties and assets substantially upon the terms and conditions described under "-- Consolidation, Mergers and Sales of Assets" below, the holders of senior indebtedness will be entitled to receive payment in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents) of all senior indebtedness, or provision shall be made for such payment, before the holders of notes will be entitled to receive any payment or distribution of any kind or character (other than payments or distributions in the form of permitted junior securities, whether on account of principal of or liquidated damages, if any, or interest on the notes); and any payment or distribution of assets of Bell Microproducts of any kind or character, whether in cash, property or securities (other than payments or distributions in the form of permitted junior securities) by set-off or otherwise, to which the holders of the notes or the trustee would be entitled but for the provisions of the indenture relating to subordination shall be paid by the liquidating trustee or agent or other person making such payment or distribution directly to the holders of senior indebtedness or their representatives ratably according to the aggregate amounts remaining unpaid on account of the senior indebtedness to the extent necessary to make payment in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents) of all senior indebtedness remaining unpaid, or to have such payment duly provided for, after giving effect to any concurrent payment or distribution to the holders of such senior indebtedness.

      No payment or distribution of any assets of Bell Microproducts of any kind or character, whether in cash, property or securities (other than payments in the form of permitted junior securities), may be made by or on behalf of Bell Microproducts on account of principal of or interest or liquidated damages, if any, on the notes or on account of the purchase, redemption or other acquisition of notes upon the occurrence of any payment default until such payment default shall have been cured or waived in writing or shall have ceased to exist or the senior indebtedness giving rise to such payment default shall have been discharged or paid in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents).

      No payment or distribution of any assets of Bell Microproducts of any kind or character, whether in cash, property or securities (other than payments in the form of permitted junior securities), may be made by or on behalf of Bell Microproducts on account of principal of or interest or liquidated damages, if any, on the notes or on account of the purchase, redemption or other acquisition of notes during a payment blockage period arising as a result of a non-payment default.

      A "payment blockage period" will commence upon the date of receipt by the trustee of written notice from the representative of the holders of the designated senior indebtedness in respect of which the non-payment default exists and shall end on the earliest of:

      - 179 days thereafter (provided that any designated senior indebtedness as to which notice was given shall not theretofore have been accelerated);

      - the date on which such non-payment default is cured, waived or ceases to exist;

      - the date on which such designated senior indebtedness is discharged or paid in full; or

      - the date on which such payment blockage period shall have been terminated by written notice to the trustee or Bell Microproducts from the representative initiating such payment blockage period;

after which Bell Microproducts will resume making any and all required payments in respect of the notes, including any missed payments and liquidated damages. No more than one payment blockage period may be commenced during any period of 365 consecutive days. No non-payment default that existed or was continuing on the date of the commencement of any payment blockage period will be, or can be made, the basis for the commencement of a subsequent payment blockage period, unless such non-payment default has been cured or waived for a period of not less than 90 consecutive days subsequent to the commencement of such initial payment blockage period.

      In the event that, notwithstanding the provisions of the preceding four paragraphs, any payment or distribution shall be received by the trustee or any holder of the notes which is prohibited by such provisions, then and in such event such payment shall be held for the benefit of, and paid over and delivered by such trustee or holder to, the representatives of holders of senior indebtedness, as their interest may appear, for application to senior indebtedness to the extent necessary to pay or to provide for the payment of all such senior indebtedness in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents). After all senior indebtedness is paid in full and until the notes are paid in full, holders of the notes shall be subrogated (equally and ratably with all other indebtedness that is equal in right of payment to the notes) to the rights of holders of senior indebtedness to receive distributions applicable to senior indebtedness to the extent that distributions otherwise payable to the holders of the notes have been applied to the payment of senior indebtedness.

      By reason of such subordination, in the event of liquidation, receivership, reorganization or insolvency of Bell Microproducts, our general creditors may recover less, ratably, than holders of senior indebtedness.

      "designated senior indebtedness" means our obligations under any particular senior indebtedness that expressly provides that such senior indebtedness shall be "designated senior indebtedness" for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of senior indebtedness to exercise the rights of designated senior indebtedness).

      "indebtedness" means, with respect to any person, without duplication:

      (1) all of our indebtedness, obligations and other liabilities, contingent or otherwise:

            - for borrowed money, including obligations in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from financial institutions, whether or not evidenced by notes or similar instruments, or

            - evidenced by bonds, debentures, notes or similar instruments, whether or not the recourse of the holder is to all of our assets or to only a portion thereof, other than any trade payable incurred in the ordinary course of business in connection with the obtaining of materials or services,

      (2) all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers' acceptances,

      (3) all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet, or under other leases for facilities, equipment or related assets, whether or not capitalized, entered into or leased for financing purposes,

      (4) all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a residual value of leased property to the lessor and all of our obligations under such lease or related document to purchase or to cause a third party to purchase the leased property (whether or not such lease transaction is characterized as an operating lease or a capitalized lease in accordance with generally accepted accounting principles),

      (5) all of our obligations, contingent or otherwise, with respect to an interest rate, currency or other swap, cap, floor or collar agreement, hedge agreement, forward contract, or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement,

      (6) all of our direct or indirect guaranties or similar agreements to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of indebtedness, obligations or liabilities of another person of the kind described in clauses (1) through (5),

      (7) any indebtedness or other obligations described in clauses (1) through (6) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us, regardless of whether the indebtedness or other obligation secured thereby has been assumed by us, and

      (8) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through
            (7).

      "non-payment default" means any event of default with respect to any designated senior indebtedness other than any payment default pursuant to which the maturity thereof may be accelerated.

      A "payment default" shall mean a default in payment, whether at scheduled maturity, upon scheduled installment, by acceleration or otherwise, of principal of, or premium, if any, or interest on senior indebtedness beyond any applicable grace period.

      "permitted junior securities" means any equity securities of Bell Microproducts or any successor obligor.

      "senior indebtedness" means any existing and future indebtedness of Bell Microproducts, unless by the terms of the instrument creating or evidencing such indebtedness, such indebtedness is expressly designated equal or junior in right of payment to the notes.

      Senior indebtedness does not include any indebtedness of Bell Microproducts to any subsidiary of Bell Microproducts, nor does it include any of Bell Microproducts' trade payables.

      Any right by us to receive the assets of any of our subsidiaries upon the liquidation or reorganization thereof, and the consequent right of the holders of the notes to participate in these assets, will be structurally subordinated to the claims of that subsidiary's creditors (including trade creditors) except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

      Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial conditions of those subsidiaries and subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.


      As of September 30, 2004, we had $62.16 million of senior indebtedness outstanding, and as of that same date our subsidiaries had approximately $301.48 million of indebtedness and other liabilities (excluding intercompany liabilities) outstanding.


EVENT OF DEFAULT

      Each of the following constitutes an event of default under the indenture:

      1. our failure to pay when due the principal of, or premium, if any, on any of the notes at maturity, upon redemption, purchase or otherwise;

      2. our failure to pay an installment of interest, including liquidated damages, if any, on any of the notes that continues for 30 days after the date when due;

      3. our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 30 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

      4. our failure to timely provide notice of a change in control for a period of 5 days after written notice of such failure, requiring us to remedy the same, shall have been given to

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

            us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

      5. our failure to make any payment by the end of the applicable grace period, if any, after the maturity of any indebtedness for borrowed money in an amount in excess of $5 million, or there is an acceleration of indebtedness for borrowed money in an amount in excess of $5 million because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, recorded or annulled, in either case, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding;

      6. certain events of our bankruptcy, insolvency or reorganization or that of any significant subsidiaries; and

      7. our filing of, or any of our significant subsidiaries' filing of, a voluntary petition seeking liquidation, reorganization arrangement, readjustment of debts or for any other relief under the federal bankruptcy code.

      The indenture provides that the trustee shall, within 90 days of the occurrence of an event of default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any redemption or purchase obligation.

      If an event of default specified in clause (6) or clause (7) above occurs and is continuing, then automatically the principal of all the notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (6) or clause (7) above, the default not having been cured or waived as provided under "-- Modifications and Waiver," the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture.

      The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to receive from the holders of notes reasonable security or indemnity satisfactory to the trustee against any loss, liability or expense before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

      We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

CONSOLIDATION, MERGERS AND SALES OF ASSETS

      We may not consolidate with or merge into any person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to any successor person, unless:

      - the successor person, if any, is a corporation, limited liability company, partnership, trust or other entity organized and existing under the laws of the United States, or any state of the United States, and assumes our obligations on the notes and under the indenture; and

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

      - immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing.

MODIFICATIONS AND WAIVER

      Modifications and amendments to the indenture or to the terms and conditions of the notes may be made, and noncompliance by us may be waived, with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding or by the adoption of a resolution at a meeting of holders at which a quorum is present by at least a majority in aggregate principal amount of the notes represented at the meeting. However, the indenture, including the terms and conditions of the notes, may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

      -     adding to our covenants for the benefit of the holders of notes;

      -     surrendering any right or power conferred upon us;

      - providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

      - reducing the conversion price, provided that the reduction will not adversely affect the interests of holders of notes in any material respect;

      - complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

      - making any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act as contemplated by the registration rights agreement, provided that this action does not adversely affect the interests of the holders of the notes in any material respect;

      - curing any ambiguity, omission, inconsistency or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of the notes in any material respect;

      - adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes in any material respect;

      - complying with the requirements regarding merger or transfer of assets; or

      - providing for uncertificated notes in addition to the certificated notes so long as such uncertificated notes are in registered form for purposes of the Internal Revenue Code of 1986, as amended.

      Notwithstanding the foregoing, no modification or amendment to, or any waiver of, any provisions of the indenture may, without the written consent of the holder of each note affected:

      - change the maturity of the principal of or any installment of interest on any note, including any payment of liquidated damages;

      - reduce the principal amount of, premium, if any, or interest on, including the amount of liquidated damages, any note or the amount payable upon redemption or purchase of any note;

      - reduce the interest rate or interest, including any liquidated damages, on any note;

      - change the currency of payment of principal of, premium, if any, or interest on any note;

      - impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any note;

      - modify our obligation to purchase notes at the option of holders or our right to redeem notes, in a manner adverse to the holders of notes;

      - except as otherwise permitted or contemplated by provisions of the indenture concerning corporate reorganizations, adversely affect the purchase option of holders upon a change in control or the conversion rights of holders of the notes;

      - modify the provisions of the indenture above in a manner that adversely affects the interests of the holders of notes in any material respect; or

      - reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default.

SATISFACTION AND DISCHARGE

      We may discharge our obligations under the indenture while notes remain outstanding, subject to certain conditions, if:

      - all outstanding notes will become due and payable at their scheduled maturity within one year; or

      -     all outstanding notes are scheduled for redemption within one year,

and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption; provided that we shall remain obligated to issue shares upon conversion of the notes.

GLOBAL NOTES; BOOK-ENTRY; FORM

      We initially issued the notes in the form of one or more global securities. The global security was deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You will hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called "certificated securities") will be issued only in certain limited circumstances described below.

      DTC has advised us that it is:

      - a limited purpose trust company organized under the laws of the State of New York;

      -     a member of the Federal Reserve System;

      - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

      - a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

      DTC was created to hold securities of institutions that have accounts with DTC (called "participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the "indirect participants") that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

      We expect that pursuant to procedures established by DTC upon the deposit of the global security with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

      Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

      So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      We will make payments of principal of, premium, if any, and interest (including any liquidated damages) on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

      We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest (including liquidated damages) on the global security, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

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

      Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

      DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required, as set forth under "Notice to Investors."

      Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

INFORMATION CONCERNING THE TRUSTEE AND TRANSFER AGENT

      Wells Fargo Bank, National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. Mellon Investor Services LLP is the transfer agent and registrar for our common stock. The trustee, the transfer agent or their affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

GOVERNING LAW

      The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

                          DESCRIPTION OF CAPITAL STOCK


      Our authorized capital stock is 90,000,000 shares. Those shares consist of: (a) 10,000,000 shares of preferred stock, $0.01 par value per share, none of which are outstanding; and (b) 80,000,000 shares of common stock, $0.01 par value per share. As of November 19, 2004, 28,450,091 shares of common stock were outstanding.


COMMON STOCK

      The following description of our common stock is a summary. If we offer common stock, the specific rights will be described in the prospectus relating to the common stock offered. You should be aware that our amended and restated articles of incorporation, as amended, together with our bylaws, and not this summary, define any rights you may have as a holder of our common stock.

LISTING

      Our outstanding shares of common stock are quoted on the Nasdaq National Market under the symbol "BELM." Any additional common stock we issue also will be listed on the Nasdaq National Market.

DIVIDENDS

      Subject to the rights of any series of preferred stock that we may issue, the holders of common stock may receive dividends when and as declared by the board of directors. Dividends

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

may be paid in cash, stock or other form out of legally available funds. Our debt agreements prohibit the payment of cash dividends or other distributions on any of our capital stock except dividends payable in additional shares of capital stock.

FULLY PAID

      All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

VOTING RIGHTS

      Subject to any special voting rights of any series of preferred stock that we may issue in the future, the holders of common stock may vote one vote for each share held in the election of directors and on all other matters voted upon by our stockholders. Under California corporation law, holders of common stock are entitled under certain circumstances to cumulate their votes for the election of directors.

OTHER RIGHTS

      We will notify common stockholders of any stockholders' meetings according to applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common stockholders will share equally in the assets remaining after we pay our creditors and preferred stockholders, if any. The holders of common stock have no preemptive rights. Shares of common stock are not subject to any redemption provisions and are not convertible into any other securities.

ANTI-TAKEOVER PROVISIONS

      Certain provisions in our amended and restated articles of incorporation, as amended, and bylaws may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the board of directors rather than pursue non-negotiated takeover attempts.

BLANK-CHECK PREFERRED STOCK

      Our amended and restated articles of incorporation, as amended, authorize the issuance of blank check preferred stock. The board of directors can set the voting rights, redemption rights, conversion rights and other rights relating to such preferred stock and could issue such stock in either private or public transactions. In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt that the board of directors opposes.

      The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock. For example, any preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS

      Section 317 of the California General Corporation Law (the "CGCL") allows for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article IV of the our amended and restated articles of incorporation, as amended, and Article VI of our bylaws provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the CGCL. We have also entered into agreements with its officers and directors that may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from any acts or omissions or transactions from which a director may not be relieved of liability under the CGCL), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms. We have obtained directors' and officers' insurance pursuant to said agreements.

      Our amended and restated articles of incorporation, as amended, also provide that the liability our directors for monetary damages to us or our shareholders is eliminated to the fullest extent permissible under the CGCL.

      The forgoing statutory provisions, provisions in our amended and restated articles of incorporation, as amended, and agreements with directors and officers may reduce the likelihood of derivative litigation against our directors, and may discourage or deter stockholders or management from bringing a lawsuit against our directors for breach of their duties, even though such an action, if successful, might have otherwise benefited us and our stockholders. These provisions do not alter the liability of directors under federal securities laws and do not affect the right to sue (nor to recover monetary damages) under federal securities laws for violations thereof.

TRANSFER AGENT

      Our transfer agent and registrar of the common stock is Mellon Investor Services LLP.

                     U.S. FEDERAL INCOME TAX CONSIDERATIONS

      This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and of common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities, which are subject to change, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service ("IRS") will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding the notes or common stock. The summary generally applies only to investors that purchase notes in the initial offering at their issue price and hold the notes or common stock as "capital assets" (generally, for investment). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder's circumstances (for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code (the "Code") or a holder whose "functional currency" is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations, and persons holding notes or common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell notes or common stock under the constructive sale provisions of the Code) may be subject to special rules. Finally, the summary does not describe the effect of the federal estate and gift tax laws or the effects of any applicable foreign, state or local laws.

      INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

U.S. HOLDERS

      As used herein, the term "U.S. Holders" means beneficial owners of notes or common stock that for U.S. federal income tax purposes are (1) citizens or residents of the United States, (2) corporations, or entities treated as corporations, organized under the laws of the United States or any State of the United States, or (3) estates the income of which is subject to U.S. federal income taxation regardless of its source. Trusts are U.S. Holders if they are
(1) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (2) have a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A "Non-U.S. Holder" is a beneficial owner of notes or shares of common stock that is not a U.S. Holder. If a partnership or other flow-through entity is a beneficial owner of a note (or common stock acquired upon conversion of a note), the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity.

      U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional amounts as "original issue discount" over the term of the instrument. We believe that the notes will not be issued with original issue discount for U.S. federal income tax purposes. We may be required to make payments of liquidated damages to holders of the notes if we do not file or cause to be declared, or keep, effective a registration statement, as described under "Description of Notes - Registration Rights." We believe that there is only a remote possibility that we would be required to pay liquidated damages and therefore do not intend to treat the notes as subject to the special rules governing certain "contingent payment" debt instruments (which, if applicable, would affect the timing, amount and character of income with respect to a note). Our determination in this regard, while not binding on the IRS, is binding on U.S. Holders unless they disclose their contrary position. If, contrary to expectations, we pay liquidated damages, U.S. Holders would be required to recognize additional interest income.

SALE, EXCHANGE, REDEMPTION OR OTHER DISPOSITION OF NOTES

      A U.S. Holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, exchange, redemption or other disposition other than a conversion of the note into common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder (other than amounts attributable to accrued but unpaid interest not previously included in income) and the holder's adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder's tax basis in the note will generally equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder's capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year or short-term capital gain or loss if the holder held the note for one year or less. Long-term capital gains of non-corporate taxpayers are currently taxed at a maximum 15% federal rate. Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitation.

CONVERSION OF NOTES

      A U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock. If the holder receives cash in lieu of a fractional share of stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. The holder's aggregate basis in the common stock (including any fractional share for which cash is paid) will equal his adjusted basis in the note. The holder's holding period for the stock will include the period during which he held the note.

DIVIDENDS

      If, after a U.S. Holder converts a note into common stock, we make a distribution in respect of that stock from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, the distribution will be treated as a dividend and will be includible in a U.S. Holder's income as it is paid. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the holder's investment, up to the holder's basis in its common stock; any remaining excess will be treated as capital gain. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a deduction equal to a portion of any dividends received. For taxable years beginning before January 1, 2009, subject to certain exceptions, dividends received by U.S. Holders who are individuals will be taxed at a maximum rate of 15%, provided that certain holding period requirements are met.

      The terms of the notes allow for changes in the conversion rate of the notes in certain circumstances. A change in conversion rate that allows note holders to receive more shares of common stock on conversion may increase the note holders' proportionate interests in our earnings and profits or assets. In that case, the note holders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the note holders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion rate is adjusted to compensate note holders for distributions of cash or property to our stockholders. Not all changes in conversion rate that allow note holders to receive more stock on conversion, however, increase the note holders' proportionate interests in Bell Microproducts. For instance, a change in conversion rate could simply prevent the dilution of the note holders' interests upon a stock split or other change in capital structure. Changes of this type, if made pursuant to bona fide reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the note holders' interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion rate would be treated like dividends paid in cash or other property. They would result in a taxable dividend to the recipient to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

SALE OF COMMON STOCK

      A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held or is deemed to have held the stock for more than one year. The deductibility of capital losses is subject to certain limitations.

NON-U.S. HOLDERS

      The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder (as defined above).

TAXATION OF INTEREST

      Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30%, collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as "portfolio interest," and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:

      -     owns, actually or constructively, at least 10% of our voting stock;
            or

      -     is a "controlled foreign corporation" that is related to us.

      In general, a foreign corporation is a controlled foreign corporation if more than 50% of its stock is owned, actually or constructively, by one or more U.S. persons that each owns, actually or constructively, at least 10% of the corporation's voting stock.

      If the portfolio interest exception does not apply, payments of interest to a nonresident person or entity might be subject to withholding tax at a 30% rate, or might be subject to withholding tax at a reduced or zero rate under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder's country of residence.

      The portfolio interest exception, entitlement to treaty benefits and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the note through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flowthrough entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners' or other owners' documentation to us or our paying agent.

SALE, EXCHANGE, REDEMPTION OR OTHER DISPOSITION OF NOTES

      Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption or other disposition of notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

      - the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business;

      - the Non-U.S. Holder was a citizen or resident of the United States and is subject to special rules that apply to expatriates;

      - the rules of the Foreign Investment in Real Property Tax Act (or FIRPTA) (described below) treat the gain as effectively connected with a U.S. trade or business; or

      - subject to certain exceptions, the Non-U.S. Holder is an individual who holds the notes as a capital asset and is present in the United States for 183 days or more in the year of disposition.

      The FIRPTA rules may apply to a sale, exchange, redemption or other disposition of notes if we are, or were within five years before the transaction, a "U.S. real property holding corporation" (or USRPHC). In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

CONVERSION OF NOTES

      A Non-U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock. Any gain recognized as a result of the holder's receipt of cash in lieu of a fractional share of stock would also generally not be subject to U.S. federal income tax. See "-- Non-U.S. Holders - Sale of Common Stock" below.

DIVIDENDS AND OTHER POTENTIAL WITHHOLDING

      Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion, see "-- U.S. Holders I Dividends" above) will generally be subject to U.S. withholding tax at a 30% rate. However, the withholding tax might not apply, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder's country of residence. A Non-U.S. Holder should demonstrate its entitlement to treaty benefits by certifying its nonresident status on a properly executed Form W-8BEN or appropriate substitute form. Some of the common means of meeting this requirement are described above under "-- Non-U.S. Holders - Taxation of Interest."

      As more fully described under "Description of Notes - Registration Rights," upon the occurrence of certain enumerated events we may be required to pay liquidated damages to you. Payments of such liquidated damages may be subject to U.S. federal withholding tax. Holders should contact their tax advisors concerning the treatment of receipt of such liquidated damages.

SALE OF COMMON STOCK

      Non-U.S. Holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to exceptions, some of which are described under "-- Non-U.S. Holders - Sale, Exchange, Redemption or Other Disposition of Notes."

INCOME OR GAINS EFFECTIVELY CONNECTED WITH A U.S. TRADE OR BUSINESS

      The preceding discussion of the tax considerations of the purchase, ownership or disposition of notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange, redemption or other disposition of the notes or stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any "effectively connected" income or gain would probably be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30% withholding tax provided that the holder claims exemption from withholding. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a "branch profits tax." The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.

BACKUP WITHHOLDING AND INFORMATION REPORTING

      The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign. Payments of interest or dividends to individual U.S. Holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number and complies with applicable certification requirements.

      Payments to Non-U.S. Holders of dividends on common stock, or interest on notes, will generally not be subject to backup withholding. To avoid backup withholding, a Non-U.S. Holder will have to certify its nonresident status. Some of the common means of doing so are described under "Non-U.S. Holders I Taxation of Interest." We must report annually to the IRS the interest and/or dividends paid to each Non-U.S. Holder and the tax withheld, if any, with respect to such interest and/or dividends including any tax withheld under the rules described above under "-- Non-U.S. Holders I Taxation of Interest" and "-- Non-U.S. Holders I Dividends and Other Potential Withholding." Copies of these reports may be made available to tax authorities in the country where the Non-U.S. Holder resides.

      Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

      Payments made to Non-U.S. Holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status.

      Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                                  LEGAL MATTERS

      The validity of the securities offered by this prospectus will be passed upon for us by Fredrikson & Byron, P.A., Minneapolis, Minnesota.

                                     EXPERTS

      The consolidated financial statements of Bell Microproducts Inc. appearing in our annual report on Form 10-K for the year ended December 31, 2003, have been audited by PricewaterhouseCoopers LLP, an independent registered public accountants firm, as set forth in its report thereon included therein and incorporated herein by reference.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Please call the SEC at 1-800-SEC-0330 for additional information about the Public Reference Room.

      The SEC also maintains a website that contains reports, proxy statements and other information about issuers, including Bell Microproducts Inc., that file electronically with the SEC. The address of that site is www.sec.gov. You can also inspect reports and other information about us at the office of the NASDAQ National Market, 1735 K Street, N.W., Washington, D.C. 20006-1005.

      We are "incorporating by reference" into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information contained directly in this prospectus. This prospectus incorporates by reference the following documents, each of which we previously filed with the SEC:

      - The description of our common stock contained in our Registration Statement on Form 8-A dated April 14, 1993, filed pursuant to
            Section 12 of the Exchange Act, which was declared effective by the SEC on June 14, 1993, including any amendment or report filed for the purpose of updating such description.

      - Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed March 15, 2004.

      -     Our definitive Proxy Statement on Schedule 14A filed April 29, 2004.

      - Our Quarterly Report on Form 10-Q for the period ended March 31, 2004 filed May 10, 2004.

      - Our Current Report on Form 8-K dated June 22, 2004 filed on June 22, 2004 announcing our acquisition of Open PSL Holdings Limited headquartered in Manchester, England.

      - Our Quarterly Report on Form 10-Q for the period ended June 30, 2004 filed August 9, 2004.


      - Our Current Report on Form 8-K dated September 13, 2004 filed on September 22, 2004 with respect to entering into financing agreements.

      - Our Current Report on Form 8-K dated October 15, 2004 filed on October 19, 2004 to announce the resignation of an executive officer.

      - Our Quarterly Report on Form 10-Q for the period ended September 30, 2004 filed November 9, 2004.

      - Current Report on Form 8-K dated November 10, 2004 filed on November 10, 2004 with respect to the election of a new director.

      - Current Report on Form 8-K dated November 12, 2004 filed on November 18, 2004 with respect to the amendment of a financing agreement.


These reports contain important information about us and our finances.

      All documents that we file with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, from the date of this prospectus to the end of the offering of the notes and common stock issuable upon conversion of the notes under this document shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus.

      Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference into this prospectus modifies or supercedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You may request a copy of these filings, at no cost, by writing or calling us a the following address or telephone number:

                          Investor Relations Department
                             Bell Microproducts Inc.
                              1941 Ringwood Avenue
                               San Jose, CA 95131
                                 (408) 451-9400

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into this prospectus.

      We make available free of charge on or through our Internet website, www.bellmicro.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained in our website does not constitute part of this prospectus unless otherwise specifically incorporated by reference herein.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling holders. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee                 $ 13,937
Accounting fees and expenses                                          25,000
Printing                                                               1,000
Legal fees and expenses                                               35,000
Miscellaneous                                                          1,063
Total                                                                 76,000

ITEM 15: INDEMNIFICATION OF OFFICERS AND DIRECTORS

      Section 317 of the California General Corporation Law permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Amended and Restated Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the California General Corporation Law, including circumstances in which indemnification is otherwise discretionary under California law. In addition, the Registrant has entered into separate indemnification agreements with its directors and executive officers which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from acts or omissions not in good faith or willful misconduct).

      These indemnifications provisions and the indemnification agreements entered into between the Registrant and its executive officers and directors may be sufficiently broad to permit indemnification of the Registrant's executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

ITEM 16. EXHIBITS.

The following exhibits are filed herewith or incorporated by reference herein:



EXHIBIT
NUMBER              EXHIBIT DESCRIPTION
-------    ----------------------------------------
4.1*       Indenture, dated March 5, 2004,
           between the Registrant and Wells
           Fargo Bank, National Association, as
           Trustee.

4.2*       Registration Rights Agreement, dated
           March 5, 2004 by and among the
           Registrant, Merrill Lynch, Pierce,
           Fenner & Smith Incorporated and
           Raymond James & Associates, Inc.

4.3*       Form of 3 3/4% Convertible Subordinated
           Note due 2024 (included in Exhibit 4.1).

5.1*       Opinion of Fredrikson & Byron, P.A.

12.1       Computation of Ratio of Earnings to
           Fixed Charges

23.1*      Consent of Fredrikson & Byron, P.A.
           (included in Exhibit 5.1).

23.2       Consent of PricewaterhouseCoopers,
           LLP.

24.1*      Power of Attorney (see page II-6).

25.1*      Form T-1 statement of eligibility of
           trustee for the Indenture under the
           Trust Indenture Act of 1939.

* Included in the original filing of this registration statement.

ITEM 17. UNDERTAKINGS.

            The undersigned Registrant hereby undertakes:

      1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that (i) and (ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment thereby is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      4. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      5. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      6. To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on this 29th day of November, 2004.


                                       BELL MICROPRODUCTS, INC

                                       By: /s/ W. Donald Bell
                                       -----------------------------------------
                                       W. Donald Bell
                                       President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on November 29, 2004.


           Signature                                                   Title
           ---------                                                   -----
/s/ W. Donald Bell                                            President, Chief Executive
------------------------------------                          and Director (principal
W. Donald Bell                                                executive officer)

/s/ James E. Illson                                           Executive Vice President,
------------------------------------                          Finance and Operations, and
James E. Illson                                               Chief Financial Officer
                                                              (principal financial and
                                                              accounting officer)

           *                                                  Director
------------------------------------
Gordon A. Campbell

           *                                                  Director
------------------------------------
Eugene B. Chaiken

           *                                                  Director
------------------------------------
Edward L. Gelbach

           *                                                  Director
------------------------------------
James E. Ousley

           *                                                  Director
------------------------------------
Glenn E. Penisten

           *                                                  Director
------------------------------------
David M. Ernsberger


*By  /s/ James E. Illson
     -------------------------------
     Attorney in Fact

                                      II-5

                                  EXHIBIT INDEX


EXHIBIT
NUMBER              EXHIBIT DESCRIPTION
-------    ----------------------------------------
4.1*       Indenture, dated March 5, 2004,
           between the Registrant and Wells
           Fargo Bank, National Association, as
           Trustee.

4.2*       Registration Rights Agreement, dated
           March 5, 2004 by and among the
           Registrant, Merrill Lynch, Pierce,
           Fenner & Smith Incorporated and
           Raymond James & Associates, Inc.

4.3*       Form of 3 3/4% Convertible Subordinated
           Note due 2024 (included in Exhibit 4.1).

5.1*       Opinion of Fredrikson & Byron, P.A.

12.1       Computation of Ratio of Earnings to
           Fixed Charges

23.1*      Consent of Fredrikson & Byron, P.A.
           (included in Exhibit 5.1).

23.2       Consent of PricewaterhouseCoopers,
           LLP.

24.1*      Power of Attorney (see page II-6).

25.1*      Form T-1 statement of eligibility of
           trustee for the Indenture under the
           Trust Indenture Act of 1939.

* Included in the original filing of this registration statement.

                                      II-6